FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2009

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements, in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K: ________

Exhibit No. 1	Rule 8.3- (Inspired Gaming Group plc) announcement released on 1 April 2009
Exhibit No. 2	Pillar 3 Disclosure 2008 announcement released on 2 April 2009
Exhibit No. 3	Annual Information Update announcement released on 2 April 2009
Exhibit No. 4	Annual General Meeting/General Meeting announcement released on 2 April 2009
Exhibit No. 5	Result of EGM announcement released on 3 April 2009
Exhibit No. 6	Result of AGM announcement released on 3 April 2009
Exhibit No. 7	Director/PDMR Shareholding announcement released on 6 April 2009
Exhibit No. 8	Blocklisting Six Monthly Return announcement released on 7 April 2009
Exhibit No. 9	Result of Placing and Open Offer announcement released on 7 April 2009
Exhibit No. 10	RBS begins consultation with Unite about job loss announcement released on 7 April 2009
Exhibit No. 11	Director/PDMR Shareholding announcement released on 7 April 2009
Exhibit No. 12	Tender Offer Update announcement released on 9 April 2009
Exhibit No. 13	Holding(s) in Company announcement released on 15 April 2009
Exhibit No. 14	Redemption of RBS Preference Shares announcement released on 15 April 2009
Exhibit No. 15	Rule 8.3- (Northern Petroleum plc) announcement released on 21 April 2009
Exhibit No. 16	Rule 8.3- (Northern Petroleum plc) announcement released on 22 April 2009
Exhibit No. 17	Dividend Declaration announcement released on 22 April 2009
Exhibit No. 18	Result of Tender Offer announcement released on 24 April 2009

Exhibit No. 1

  FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of
t
he City Code on Takeovers and Mergers)

1.

KEY
 INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Inspired Gaming Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0. 01
Date of dealing	31 March 200 9

2.
    INTERESTS, SHORT POSITIONS
AND
 RIGHTS TO SUBSCRIBE

(a)

Interest
s
 and short positions

(following dealing) in the class of relevant security dealt in
(Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	2, 4 00 ,000	3. 29 00%	0	0.0%
(2) D erivatives (other than options)	0	0.0%	0	0.0%
(3) Options and agreements to purchase/sell	0	0.0%	0	0.0%
Total	2,4 00 ,000	3.29 00%	0	0.0%

(b)

Interest
s
 and short positions

in relevant securities of the company, other than the
c
lass
dealt in

(Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	0	0.0%	0	0.0%
(2) D erivatives (other than options)	0	0.0%	0	0.0%
(3) Options and agreements to purchase/sell	0	0.0%	0	0.0%
Total	0	0.0%	0	0.0%

(c)

R
ights to subscribe

(Note 3)

Class of relevant security :	Details

3.
    DEALINGS
(Note 4)

(a)

Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Purchase	50,000 50,000	0.0400 GBP 0.0360 GBP

(b)

Derivatives transactions (other than options)

Pr oduct name , e.g. CFD	Long/short (Note 6 )	Number of securities (Note 7)	Price per unit (Note 5)

(c)
    O
ptions transactions in respect of existing securities

(i)

Writing, selling, purchasing or varying

Product name , e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type , e.g. American, European etc.	Expiry d ate	Option money paid/received per unit (Note 5)

(ii)

Exercising

Product name , e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)

Other dealings (including new securities)

(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4.

O
THER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or
 future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached?
(Note 9)

~~YES~~

/
NO

Date of disclosure	1 April 200 9
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10 )

Notes
:
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

Exhibit No. 2
The Royal Bank of Scotland Group plc

Pillar 3 Disclosure 2008

T
he above document ha
s
 been published on the Group's website at
www.rbs.com/results

For Further Information Contact:

Richard O’Connor Head of Investor Relations +44 (0) 20 7672 1758

END

Exhibit No. 3

The Royal Bank of Scotland Group plc (the "Company")

ANNUAL INFORMATION UPDATE

In accordance with the requirements of Prospectus Rule 5.2, the following summarises the info rmation and documents published

or made available to the public
 by the Company throughout the twelve month
 period

up to and including

1
 April
2009.

1.
Stock Exchange Announcements

The announcements listed below were published on the London Stock Exchange via RNS
,
 a Regulatory Information Service and can be obtained from their website at

www.londonstockexchange.com
 or via t
he Company's
 own website

www.rbs.com

.

Date	Announcement
1 April 2008	Rule 8.3 - Scottish & Newcastle
1 April 2008	The Royal Bank of Scotland plc - Change in Calculation Agent
2 April 2008	Rule 8.3 - Scottish & Newcastle
3 April 2008	Rule 8.3 - GCAP Media plc
3 April 2008	Rule 8.3 - Scottish & Newcastle
3 April 2008	Blocklisting Interim Review
4 April 2008	The Royal Bank of Scotland plc - Change in Calculation Agent
7 April 2008	Rule 8.3 - Scottish & Newcastle
7 April 2008	Rule 8.3 - Foseco plc
8 April 2008	Director/PDMR Shareholding
8 April 2008	Rule 8.3 GCAP Media plc
8 April 2008	Rule 8.3 - Scottish & Newcastle
8 April 2008	The Royal Bank of Scotland plc - Publication of Prospectus
10 April 2008	Rule 8.3 - Scottish & Newcastle
10 April 2008	Rule 8.3 - GCAP Media plc
11 April 2008	The Royal Bank of Scotland plc - Rule 38.5(b) - Resolution plc
11 April 2008	Rule 8.3 - Scottish & Newcastle
14 April 2008	Rule 8.3 - Ardana plc
14 April 2008	Rule 8.3 - Scottish & Newcastle
14 April 2008	Rule 8.3 - Scottish & Newcastle
15 April 2008	The Royal Bank of Scotland plc - Cert. & Warr. Prog Supplement
15 April 2008	Rule 8.3 - Enodis plc
16 April 2008	Rule 8.3 - Enodis plc
17 April 2008	Rule 8.3 - Enodis plc
17 April 2008	Rule 8.3 - Enodis plc
18 April 2008	Announcement - Timing of Interim Management Statement
18 April 2008	The Royal Bank of Scotland plc - Rule 38.5(b) - Resolution plc
18 April 2008	Rule 8.3 - Enodis plc
21 April 2008	Announcement - Confirmation Group is considering a Rights Issue
21 April 2008	The Royal Bank of Scotland plc - Rule 38.5(b) - Resolution plc
21 April 2008	Rule 8.3 - Enodis plc
21 April 2008	Dividend Declaration
21 April 2008	Rule 8.3 - Enodis plc
21 April 2008	Rule 8.3 - Expro International Group plc
22 April 2008	Rights Issue
22 April 2008	Rule 8.3 - Enodis plc
22 April 2008	Rule 8.3 - Scottish & Newcastle
22 April 2008	The Royal Bank of Scotland plc - Publication of Prospectus
22 April 2008	The Royal Bank of Scotland plc - Rule 38.5(b) - Resolution plc
23 April 2008	Rule 8.3 - Enodis plc
23 April 2008	Rule 8.3 - Expro International Group plc
23 April 2008	Rule 8.3 - Scottish & Newcastle
23 April 2008	AGM Statement
24 April 2008	Rule 8.3 - Scottish & Newcastle
24 April 2008	Rule 8.3 - Expro International Group plc
24 April 2008	Rule 8.3 - Enodis plc
24 April 2008	Rule 8.3 - GCAP Media plc
25 April 2008	The Royal Bank of Scotland plc - Annual Report & Accounts
25 April 2008	National Westminster Bank P lc - Annual Report & Accounts
25 April 2008	Rule 8.3 - Enodis plc
25 April 2008	Rule 8.3 - Expro International Group plc
25 April 2008	Rule 8.3 - GCAP Media plc
25 April 2008	General Meeting: 14 May 2008
28 April 2008	Rule 8.3 - Enodis plc
29 April 2008	Dividend Declaration
29 April 2008	Rule 8.3 - GCAP Media plc
29 April 2008	Rule 8.3 - Enodis plc
29 April 2008	Rule 8.3 - Enodis plc
30 April 2008	Rule 8.3 - Enodis plc
30 April 2008	Rule 8.3 - Expro International Group plc
30 April 2008	Conformity with DTR
30 April 2008	Publication of Prospectus - Rights Issue
30 April 2008	The Royal Bank of Scotland plc - Publication of Supplement
30 April 2008	The Royal Bank of Scotland plc - Publication of Supplement
1 May 2008	EMTN Programme
1 May 2008	Rule 8.3 - Enodis plc
1 May 2008	Rule 8.3 - Expro International Group plc
2 May 2008	Announcement of Record Date
2 May 2008	Director/PDMR Shareholding
2 May 2008	Rule 8.3 - Enodis plc
6 May 2008	Rule 8.3 - Ardana plc
6 May 2008	The Royal Bank of Scotland plc - Publication of Supplement
7 May 2008	Rule 8.3 - Enodis plc
7 May 2008	Rule 8.3 - Expro International Group plc
8 May 2008	Rule 8.3 - Expro International Group plc
8 May 2008	Publication of Prospectus
8 May 2008	Director/PDMR Shareholding
9 May 2008	Rule 8.3 - Enodis plc
9 May 2008	Publication of Prospectus
12 May 2008	Presentation to the UBS Global Financial Services Conference
12 May 2008	The Royal Bank of Scotland plc - Publication of Prospectus
13 May 2008	Holding(s) in Company
13 May 2008	Rule 8.3 - Expro International Group plc
13 May 2008	Rule 8.3 - Enodis plc
14 May 2008	Chairman's Statement
14 May 2008	Rule 8.3 - Chloride Group plc
14 May 2008	Rule 8.3 - Expro International Group plc
14 May 2008	Result of General Meeting
14 May 2008	Publication of Prospectus
15 May 2008	Rule 8.3 - Enodis plc
15 May 2008	Publication of Final Terms
16 May 2008	Rule 8.3 - Enodis plc
16 May 2008	Rule 8.3 - Expro International Group plc
16 May 2008	Filing of Annual Report on Form 20F
16 May 2008	The Royal Bank of Scotland plc - Publication of Prospectus
19 May 2008	The Royal Bank of Scotland plc - Publication of Prospectus
19 May 2008	The Royal Bank of Scotland plc - Publication of Prospectus
19 May 2008	Rule 8.3 - Enodis plc
19 May 2008	Rule 8.3 - Expro International Group plc
19 May 2008	Rule 8.3 - Chloride Group plc
20 May 2008	Rule 8.3 - Enodis plc
21 May 2008	Rule 8.3 - Enodis plc
21 May 2008	Director/PDMR Shareholding
21 May 2008	Rule 8.3 - Expro International Group plc
21 May 2008	Rule 8.3 - Enodis plc
22 May 2008	Rule 8.3 - Chloride Group plc
22 May 2008	Rule 8.3 - Expro International Group plc
23 May 2008	National Westminster Bank P lc - Dividend Declaration
23 May 2008	Rule 8.3 - Chloride Group plc
23 May 2008	Rule 8.3 - Expro International Group plc
23 May 2008	Dividend Declaration
23 May 2008	Director/PDMR Shareholding
27 May 2008	Rule 8.3 - Chloride Group plc
27 May 2008	Rule 8.3 - Expro International Group plc
28 May 2008	Rule 8.3 - Chloride Group plc
28 May 2008	Rule 8.3 - Expro International Group plc
29 May 2008	Rule 8.3 - Chloride Group plc
29 May 2008	Rule 8.3 - Expro International Group plc
29 May 2008	Rule 8.3 - Chloride Group plc
29 May 2008	Rule 8.3 - Expro International Group plc
29 May 2008	The Royal Bank of Scotland plc - EPT Disclosure
29 May 2008	The Royal Bank of Scotland plc - EPT Disclosure - Amendment
30 May 2008	The Royal Bank of Scotland plc - EPT Disclosure
30 May 2008	Rule 8.3 - Chloride Group plc
2 June 2008	Announcement - Buy to let Mortgages
2 June 2008	Rule 8.3 - Chloride Group plc - Amendment
3 June 2008	Chloride Group plc
3 June 2008	Rule 8.3 - Expro International Group plc
4 June 2008	Chloride Group plc
4 June 2008	Rule 8.3 - Expro International Group plc
5 June 2008	Rule 8.3 - Expro International Group plc
5 June 2008	The Royal Bank of Scotland plc - EPT Disclosure
6 June 2008	The Royal Bank of Scotland plc - EPT Disclosure
9 June 2008	Result of the Rights Issue
9 June 2008	Rights Issue - Rump Placement
10 June 2008	Publication of Prospectus
11 June 2008	Pre Close Trading Update - Half Year
11 June 2008	Director/PDMR Shareholding
11 June 2008	Director/PDMR Shareholding
11 June 2008	Director/PDMR Shareholding
12 June 2008	Rule 8.3 - Expro International Group plc
12 June 2008	Adjustment of Voting Rights
13 June 2008	RBS sale of Angel Trains
17 June 2008	Rule 8.3 - Expro International Group plc
17 June 2008	Publication of Prospectus
18 June 2008	The Royal Bank of Scotland plc - Rule 38.5(b) Cable & Wireless plc
19 June 2008	Publication of Prospectus
20 June 2008	Rule 8.3 - Expro International Group plc
2 3 June 2008	Rule 8.3 - Expro International Group plc
24 June 2008	The Royal Bank of Scotland plc - EPT Disclosure
24 June 2008	The Royal Bank of Scotland plc - Publication of Prospectus
24 June 2008	The Royal Bank of Scotland plc - Publication of Prospectus
25 June 2008	Rule 8.3 - Goshawk Insurance Holdings plc
25 June 2008	CFG announces sale of rural branches
25 June 2008	The Royal Bank of Scotland plc - Rule 38.5(b) Cable & Wireless PLC
25 June 2008	The Royal Bank of Scotland plc - Rule 38.5(b) - Informa plc
26 June 2008	The Royal Bank of Scotland plc - Rule 38.5(b) - Informa plc
26 June 2008	National Westminster Bank P lc - Filing of Annual Report on Form 20-F
27 June 2008	Publication of Prospectus
27 June 2008	Publication of Prospectus
27 June 2008	The Royal Bank of Scotland plc - Publication of Prospectus
27 June 2008	The Royal Bank of Scotland plc - Rule 38.5(b) - Informa plc
30 June 2008	Total Voting Rights
30 June 2008	Rule 38.5(b) - Cable & Wireless plc
30 June 2008	Rule 38.5(b) - BHP Billiton plc
30 June 2008	The Royal Bank of Scotland plc - Rule 38.5(b) - Rio Tinto plc
1 July 2008	The Royal Bank of Scotland plc - Rule 38.5(b) - BHP Billiton plc
1 July 2008	The Royal Bank of Scotland plc - Rule 38.5(b) - Rio Tinto plc
2 July 2008	The Royal Bank of Scotland plc - Rule 38.5(b) - BHP Billiton plc
2 July 2008	The Royal Bank of Scotland plc - Rule 38.5(b) - Rio Tinto plc
2 July 2008	Publication of Erratum
3 July 2008	The Royal Bank of Scotland plc - Rule 38.5(b) - Informa plc
4 July 2008	The Royal Bank of Scotland plc - Rule 38.5(b) - BHP Billiton plc
4 July 2008	The Royal Bank of Scotland plc - Rule 38.5(b) - Rio Tinto plc
4 July 2008	The Royal Bank of Scotland plc - Rule 38.5(b) - Informa plc
7 July 2008	The Royal Bank of Scotland plc - Rule 38.5(b) - BHP Billiton plc
7 July 2008	The Royal Bank of Scotland plc - Rule 38.5(b) - Rio Tinto plc
7 July 2008	Publication of Prospectus
7 July 2008	Publication of Prospectus
8 July 2008	Publication of Prospectus
8 July 2008	Director/PDMR Shareholding
8 July 2008	The Royal Bank of Scotland plc - Rule 38.5(b) - Rio Tinto plc
8 July 2008	The Royal Bank of Scotland plc - Rule 38.5(b) - BHP Billiton plc
8 July 2008	The Royal Bank of Scotland plc - Publication of Prospectus
8 July 2008	The Royal Bank of Scotland plc - Publication of Prospectus
9 July 2008	Director/PDMR Shareholding
10 July 2008	The Royal Bank of Scotland plc - EPT Disclosure
10 July 2008	The Royal Bank of Scotland plc - EPT Disclosure
14 July 2008	The Royal Bank of Scotland plc - Rule 38.5(b) - BHP Billiton plc
14 July 2008	The Royal Bank of Scotland plc - Rule 38.5(b) - Rio Tinto plc
14 July 2008	The Royal Bank of Scotland plc - Rule 38.5(b) - Rio Tinto plc
15 July 2008	The Royal Bank of Scotland plc - EPT Disclosure
16 July 2008	The Royal Bank of Scotland plc - Rule 38.5(b) - Imperial Energy Corporation PLC
16 July 2008	The Royal Bank of Scotland plc - Rule 38.5(b) - Imperial Energy Corporation PLC
17 July 2008	The Royal Bank of Scotland plc - EPT Disclosure
17 July 2008	The Royal Bank of Scotland plc - EPT Disclosure
21 July 2008	The Royal Bank of Scotland plc - EPT Disclosure
21 July 2008	The Royal Bank of Scotland plc - EPT Disclosure
22 July 2008	The Royal Bank of Scotland plc - EPT Disclosure
22 July 2008	The Royal Bank of Scotland plc - EPT Disclosure
23 July 2008	The Royal Bank of Scotland plc - Rule 38.5(b) - BHP Billiton plc
25 July 2008	The Royal Bank of Scotland plc - EPT Disclosure
25 July 2008	The Royal Bank of Scotland plc - EPT Disclosure
28 July 2008	The Royal Bank of Scotland plc - Rule 38.5(b) - BHP Billiton plc
28 July 2008	The Royal Bank of Scotland plc - Rule 38.5(b) - Rio Tinto plc
28 July 2008	The Royal Bank of Scotland plc - Rule 38.5(b) - Imperial Energy Corporation PLC
28 July 2008	RBS to sell 50% shareholding in Tesco Personal Finance
30 July 2008	The Royal Bank of Scotland plc - EPT Disclosure
31 July 2008	The Royal Bank of Scotland plc - Rule 38.5(b) - Rio Tinto plc
1 August 2008	The Royal Bank of Scotland plc - Rule 38.5(b) - BHP Billiton plc
4 August 2008	The Royal Bank of Scotland plc - EPT Disclosure
4 August 2008	The Royal Bank of Scotland plc - Rule 38.5(b) - Rio Tinto plc
4 August 2008	The Royal Bank of Scotland plc - Rule 38.5(b) - BHP Billiton plc
5 August 2008	The Royal Bank of Scotland plc - EPT Disclosure
5 August 2008	The Royal Bank of Scotland plc - EPT Disclosure
5 August 2008	The Royal Bank of Scotland plc - EPT Disclosure
6 August 2008	The Royal Bank of Scotland plc - Rule 38.5(b) - BHP Billiton plc
6 August 2008	The Royal Bank of Scotland plc - Rule 38.5(b) - Rio Tinto plc
6 August 2008	The Royal Bank of Scotland plc - Rule 38.5(b) - Imperial Energy Corporation PLC
7 August 2008	The Royal Bank of Scotland plc - EPT Disclosure
7 August 2008	The Royal Bank of Scotland plc - EPT Disclosure
7 August 2008	The Royal Bank of Scotland plc - EPT Disclosure
8 August 2008	The Royal Bank of Scotland plc - Rule 38.5(b) - Rio Tinto plc
8 August 2008	The Royal Bank of Scotland plc - Rule 38.5(b) - BHP Billiton plc
8 August 2008	Interim Results 2008
8 August 2008	Director/PDMR Shareholding
11 August 2008	The Royal Bank of Scotland plc - EPT Disclosure
11 August 2008	The Royal Bank of Scotland plc - EPT Disclosure
11 August 2008	The Royal Bank of Scotland plc - EPT Disclosure
11 August 2008	The Royal Bank of Scotland plc - EPT Disclosure
12 August 2008	The Royal Bank of Scotland plc - EPT Disclosure
12 August 2008	The Royal Bank of Scotland plc - EPT Disclosure
12 August 2008	Director/PDMR Shareholding
13 August 2008	The Royal Bank of Scotland plc - EPT Disclosure
13 August 2008	The Royal Bank of Scotland plc - EPT Disclosure
14 August 2008	The Royal Bank of Scotland plc - Rule 38.5(b) - BHP Billiton plc
14 August 2008	The Royal Bank of Scotland plc - Rule 38.5(b) - Imperial Energy Corporation PLC
14 August 2008	The Royal Bank of Scotland plc - Rule 38.5(b) - Rio Tinto plc
15 August 2008	The Royal Bank of Scotland plc - EPT Disclosure
18 August 2008	The Royal Bank of Scotland plc - EPT Disclosure
18 August 2008	The Royal Bank of Scotland plc - EPT Disclosure
18 August 2008	The Royal Bank of Scotland plc - EPT Disclosure
19 August 2008	The Royal Bank of Scotland plc - EPT Disclosure
19 August 2008	The Royal Bank of Scotland plc - EPT Disclosure
20 August 2008	The Royal Bank of Scotland plc - EPT Disclosure
20 August 2008	The Royal Bank of Scotland plc - EPT Disclosure
20 August 2008	National Westminster Bank P lc - Dividend Declaration
20 August 2008	Dividend Declaration
21 August 2008	Publication of Correction
21 August 2008	Publication of Correction
21 August 2008	Publication of Correction
21 August 2008	The Royal Bank of Scotland plc - EPT Disclosure
21 August 2008	The Royal Bank of Scotland plc - EPT Disclosure
22 August 2008	The Royal Bank of Scotland plc - EPT Disclosure
22 August 2008	The Royal Bank of Scotland plc - EPT Disclosure
22 August 2008	Director/PDMR Shareholding
26 August 2008	The Royal Bank of Scotland plc - EPT Disclosure
26 August 2008	The Royal Bank of Scotland plc - EPT Disclosure
27 August 2008	Directorate Change
27 August 2008	The Royal Bank of Scotland plc - EPT Disclosure
27 August 2008	The Royal Bank of Scotland plc - EPT Disclosure
28 August 2008	Director/PDMR Shareholding
29 August 2008	The Royal Bank of Scotland plc - EPT Disclosure
29 August 2008	The Royal Bank of Scotland plc - EPT Disclosure
29 August 2008	The Royal Bank of Scotland plc - EPT Disclosure
1 September 2008	The Royal Bank of Scotland plc - EPT Disclosure
1 September 2008	The Royal Bank of Scotland plc - EPT Disclosure
1 September 2008	The Royal Bank of Scotland plc - EPT Disclosure
1 September 2008	The Royal Bank of Scotland plc - EPT Disclosure
2 September 2008	The Royal Bank of Scotland plc - EPT Disclosure
2 September 2008	The Royal Bank of Scotland plc - EPT Disclosure
2 September 2008	The Royal Bank of Scotland plc - Interim Results
2 September 2008	National Westminster Bank P lc - Interim Results
3 September 2008	The Royal Bank of Scotland plc - EPT Disclosure
3 September 2008	The Royal Bank of Scotland plc - EPT Disclosure
3 September 2008	The Royal Bank of Scotland plc - EPT Disclosure
3 September 2008	The Royal Bank of Scotland plc - EPT Disclosure
4 September 2008	The Royal Bank of Scotland plc - EPT Disclosure
4 September 2008	The Royal Bank of Scotland plc - EPT Disclosure
4 September 2008	The Royal Bank of Scotland plc - EPT Disclosure
4 September 2008	The Royal Bank of Scotland plc - EPT Disclosure
5 September 2008	The Royal Bank of Scotland plc - EPT Disclosure
5 September 2008	The Royal Bank of Scotland plc - EPT Disclosure
5 September 2008	The Royal Bank of Scotland plc - EPT Disclosure
5 September 2008	The Royal Bank of Scotland plc - EPT Disclosure
5 September 2008	Director/PDMR Shareholding
8 September 2008	Rule 8.3 - Informa plc
8 September 2008	Publication of Prospectus
8 September 2008	Publication of Prospectus
8 September 2008	The Royal Bank of Scotland plc - EPT Disclosure
8 September 2008	The Royal Bank of Scotland plc - EPT Disclosure
8 September 2008	The Royal Bank of Scotland plc - EPT Disclosure
8 September 2008	The Royal Bank of Scotland plc - EPT Disclosure
9 September 2008	The Royal Bank of Scotland plc - EPT Disclosure
9 September 2008	The Royal Bank of Scotland plc - EPT Disclosure
9 September 2008	Director/PDMR Shareholding
10 September 2008	The Royal Bank of Scotland plc - EPT Disclosure
10 September 2008	The Royal Bank of Scotland plc - EPT Disclosure
10 September 2008	The Royal Bank of Scotland plc - EPT Disclosure
10 September 2008	The Royal Bank of Scotland plc - EPT Disclosure
11 September 2008	The Royal Bank of Scotland plc - EPT Disclosure
11 September 2008	The Royal Bank of Scotland plc - EPT Disclosure
11 September 2008	The Royal Bank of Scotland plc - EPT Disclosure
11 September 2008	The Royal Bank of Scotland plc - EPT Disclosure
11 September 2008	Director/PDMR Shareholding
12 September 2008	The Royal Bank of Scotland plc - Publication of Final Terms
12 September 2008	The Royal Bank of Scotland plc - EPT Disclosure
12 September 2008	The Royal Bank of Scotland plc - EPT Disclosure
12 September 2008	The Royal Bank of Scotland plc - EPT Disclosure
12 September 2008	The Royal Bank of Scotland plc - EPT Disclosure
15 September 2008	Additional Listing - Capitalisation Issue
15 September 2008	The Royal Bank of Scotland plc - EPT Disclosure
15 September 2008	The Royal Bank of Scotland plc - EPT Disclosure
15 September 2008	The Royal Bank of Scotland plc - EPT Disclosure
15 September 2008	The Royal Bank of Scotland plc - EPT Disclosure
15 September 2008	The Royal Bank of Scotland plc - EPT Disclosure
15 September 2008	The Royal Bank of Scotland plc - Publication of Prospectus
15 September 2008	The Royal Bank of Scotland plc - Publication of Prospectus
16 September 2008	The Royal Bank of Scotland plc - EPT Disclosure
17 September 2008	Rule 8.3 - Alliance & Leicester plc
17 September 2008	The Royal Bank of Scotland plc - EPT Disclosure
17 September 2008	The Royal Bank of Scotland plc - EPT Disclosure
17 September 2008	The Royal Bank of Scotland plc - Publication of Prospectus
18 September 2008	The Royal Bank of Scotland plc - EPT Disclosure
18 September 2008	The Royal Bank of Scotland plc - EPT Disclosure
18 September 2008	Rule 8.3 - Enodis plc
19 September 2008	The Royal Bank of Scotland plc - EPT Disclosure
19 September 2008	The Royal Bank of Scotland plc - EPT Disclosure
22 September 2008	The Royal Bank of Scotland plc - EPT Disclosure
22 September 2008	The Royal Bank of Scotland plc - EPT Disclosure
22 September 2008	The Royal Bank of Scotland plc - EPT Disclosure
22 September 2008	The Royal Bank of Scotland plc - EPT Disclosure - Amendment
22 September 2008	Rule 8.3 - Enodis plc
22 September 2008	Rule 8.3 - Alliance & Leicester plc
22 September 2008	Rule 8.3 - Alliance & Leicester plc
23 September 2008	Director/PDMR Shareholding
23 September 2008	The Royal Bank of Scotland plc - EPT Disclosure
24 September 2008	The Royal Bank of Scotland plc - EPT Disclosure
24 September 2008	Rule 8.3 - Enodis plc
25 September 2008	Rule 8.3 - Enodis plc
25 September 2008	Rule 8.3 - Enodis plc - Amendment
25 September 2008	The Royal Bank of Scotland plc - EPT Disclosure
26 September 2008	Publication of Registration Documents
26 September 2008	The Royal Bank of Scotland plc - Publication of Registration Documents
29 September 2008	Rule 8.3 - Enodis plc
29 September 2008	Price Monitoring Extension
29 September 2008	Second Price Monitoring Extension
29 September 2008	Publication of Prospectus
29 September 2008	Publication of Prospectus
30 September 2008	Update - Statement on RFS Holding
30 September 2008	Total Voting Rights
30 September 2008	Rule 8.3 - Enodis plc
30 September 2008	Publication of Prospectus
30 September 2008	The Royal Bank of Scotland plc - Publication of Prospectus
30 September 2008	The Royal Bank of Scotland plc - EPT Disclosure
30 September 2008	The Royal Bank of Scotland plc - EPT Disclosure
30 September 2008	The Royal Bank of Scotland plc - EPT Disclosure
30 September 2008	The Royal Bank of Scotland plc - EPT Disclosure
30 September 2008	The Royal Bank of Scotland plc - EPT Disclosure
30 September 2008	The Royal Bank of Scotland plc - EPT Disclosure
1 October 2008	Rule 8.3 - Enodis plc
1 October 2008	Price Monitoring Extension
1 October 2008	Second Price Monitoring Extension
2 October 2008	Rule 8.3 - Enodis plc
2 October 2008	The Royal Bank of Scotland plc - EPT Disclosure
2 October 2008	The Royal Bank of Scotland plc - Publication of Prospectus
3 October 2008	The Royal Bank of Scotland plc - EPT Disclosure
3 October 2008	The Royal Bank of Scotland plc - EPT Disclosure - Amendment
3 October 2008	The Royal Bank of Scotland plc - EPT Disclosure - Amendment
3 October 2008	The Royal Bank of Scotland plc - EPT Disclosure - Amendment
6 October 2008	The Royal Bank of Scotland plc - EPT Disclosure
6 October 2008	The Royal Bank of Scotland plc - EPT Disclosure
6 October 2008	The Royal Bank of Scotland plc - EPT Disclosure
6 October 2008	The Royal Bank of Scotland plc - Publication of Supplementary Prospectus
6 October 2008	The Royal Bank of Scotland plc - EPT Disclosure - Amendment
6 October 2008	The Royal Bank of Scotland plc - EPT Disclosure
7 October 2008	Analyst (Merrill Lynch Banking & Insurance) Conference 2008
7 October 2008	Rule 8.3 - Enodis plc
7 October 2008	Market Update
7 October 2008	Rule 8.3 - Alliance & Leicester plc
7 October 2008	Director/PDMR Shareholding
7 October 2008	The Royal Bank of Scotland plc - EPT Disclosure
7 October 2008	The Royal Bank of Scotland plc - EPT Disclosure
7 October 2008	The Royal Bank of Scotland plc - EPT Disclosure
8 October 2008	The Royal Bank of Scotland plc - EPT Disclosure
8 October 2008	Rule 8.3 - Enodis plc
8 October 2008	RBS Comment on HM Government proposals for the UK
9 October 2008	Price Monitoring Extension
9 October 2008	The Royal Bank of Scotland plc - EPT Disclosure
9 October 2008	The Royal Bank of Scotland plc - EPT Disclosure
10 October 2008	The Royal Bank of Scotland plc - EPT Disclosure
10 October 2008	The Royal Bank of Scotland plc - EPT Disclosure
10 October 2008	Rule 8.3 - Alliance & Leicester plc
10 October 2008	Price Monitoring Extension
10 October 2008	Second Price Monitoring Extension
13 October 2008	Rule 8.3 - Alliance & Leicester plc
13 October 2008	RBS Placing and Open Offer - Capital Raising
13 October 2008	The Royal Bank of Scotland plc - EPT Disclosure
13 October 2008	The Royal Bank of Scotland plc - EPT Disclosure
14 October 2008	The Royal Bank of Scotland plc - EPT Disclosure
14 October 2008	The Royal Bank of Scotland plc - EPT Disclosure
15 October 2008	The Royal Bank of Scotland plc - EPT Disclosure
15 October 2008	The Royal Bank of Scotland plc - EPT Disclosure
16 October 2008	The Royal Bank of Scotland plc - EPT Disclosure
16 October 2008	The Royal Bank of Scotland plc - EPT Disclosure
16 October 2008	Price Monitoring Extension
16 October 2008	Second Price Monitoring Extension
17 October 2008	Directorate Change
17 October 2008	The Royal Bank of Scotland plc - EPT Disclosure
17 October 2008	The Royal Bank of Scotland plc - EPT Disclosure
20 October 2008	The Royal Bank of Scotland plc - EPT Disclosure
20 October 2008	The Royal Bank of Scotland plc - EPT Disclosure
23 October 2008	The Royal Bank of Scotland plc - EPT Disclosure - Amendment
23 October 2008	Rule 8.3 - Inspired Gaming Group plc
24 October 2008	Price Monitoring Extension
24 October 2008	The Royal Bank of Scotland plc - EPT Disclosure
24 October 2008	The Royal Bank of Scotland plc - EPT Disclosure
27 October 2008	The Royal Bank of Scotland plc - EPT Disclosure
27 October 2008	The Royal Bank of Scotland plc - EPT Disclosure
28 October 2008	The Royal Bank of Scotland plc - EPT Disclosure
29 October 2008	Blocklisting Interim Review
29 October 2008	Price Monitoring Extension
30 October 2008	RBS Ratio Change for ADR Holders
30 October 2008	Price Monitoring Extension
30 October 2008	The Royal Bank of Scotland plc - EPT Disclosure
31 October 2008	The Royal Bank of Scotland plc - EPT Disclosure
31 October 2008	Publication of Prospectus
3 November 2008	The Royal Bank of Scotland plc - EPT Disclosure
3 November 2008	The Royal Bank of Scotland plc - EPT Disclosure
4 November 2008	Placing and Open Offer Documentation
4 November 2008	Directorate Change
4 November 2008	Publication of Prospectus
5 November 2008	Publication of Prospectus & Circular
5 November 2008	The Royal Bank of Scotland plc - EPT Disclosure
5 November 2008	The Royal Bank of Scotland plc - Publication of Prospectus
5 November 2008	The Royal Bank of Scotland plc - Publication of Prospectus
5 November 2008	The Royal Bank of Scotland plc - Publication of Prospectus
5 November 2008	The Royal Bank of Scotland plc - Publication of Prospectus
5 November 2008	The Royal Bank of Scotland plc - Publication of Prospectus
5 November 2008	The Royal Bank of Scotland plc - EPT Disclosure - Amendment
6 November 2008	The Royal Bank of Scotland plc - EPT Disclosure - Amendment
6 November 2008	The Royal Bank of Scotland plc - EPT Disclosure
6 November 2008	The Royal Bank of Scotland plc - EPT Disclosure
7 November 2008	The Royal Bank of Scotland plc - EPT Disclosure
7 November 2008	The Royal Bank of Scotland plc - EPT Disclosure
10 November 2008	The Royal Bank of Scotland plc - EPT Disclosure
10 November 2008	The Royal Bank of Scotland plc - EPT Disclosure
10 November 2008	Director/PMDR Shareholding
10 November 2008	Rule 8.3 - Inspired Gaming Group plc
13 November 2008	The Royal Bank of Scotland plc - Publication of Prospectus
13 November 2008	The Royal Bank of Scotland plc - Publication of Prospectus
14 November 2008	The Royal Bank of Scotland plc - EPT Disclosure
14 November 2008	The Royal Bank of Scotland plc - EPT Disclosure
14 November 2008	The Royal Bank of Scotland plc - EPT Disclosure
17 November 2008	The Royal Bank of Scotland plc - EPT Disclosure
17 November 2008	The Royal Bank of Scotland plc - EPT Disclosure
19 November 2008	Price Monitoring Extension
20 November 2008	EGM Statement
20 November 2008	Result of EGM
21 November 2008	National Westminster Bank P lc - Dividend Declaration
21 November 2008	Dividend Declaration
24 November 2008	Publication of Prospectus
24 November 2008	Director/PDMR Shareholding
24 November 2008	The Royal Bank of Scotland plc - EPT Disclosure
24 November 2008	The Royal Bank of Scotland plc - EPT Disclosure
25 November 2008	The Royal Bank of Scotland plc - EPT Disclosure
25 November 2008	The Royal Bank of Scotland plc - EPT Disclosure
25 November 2008	The Royal Bank of Scotland plc - Publication of Final Terms
25 November 2008	The Royal Bank of Scotland plc - Publication of Final Terms
26 November 2008	Price Monitoring Extension
26 November 2008	Second Price Monitoring Extension
26 November 2008	The Royal Bank of Scotland plc - EPT Disclosure
26 November 2008	The Royal Bank of Scotland plc - EPT Disclosure
27 November 2008	The Royal Bank of Scotland plc - EPT Disclosure
27 November 2008	The Royal Bank of Scotland plc - EPT Disclosure
27 November 2008	The Royal Bank of Scotland plc - EPT Disclosure
27 November 2008	Publication of Prospectus
28 November 2008	Result of Placing and Open Offer
28 November 2008	Publication of Prospectus
1 December 2008	Holding(s) in Company - TR-1 Notification
1 December 2008	Director/PDMR Shareholding
2 December 2008	Publication of Prospectus
2 December 2008	The Royal Bank of Scotland plc - Publication of Prospectus
3 December 2008	Holding(s) in Company
4 December 2008	Director/PDMR Shareholding
9 December 2008	Director/PDMR Shareholding
15 December 2008	Investment Update (Madoff Investment Securities)
17 December 2008	Publication of Prospectus
17 December 2008	Director/PDMR Shareholding
24 December 2008	Publication of Prospectus
24 December 2008	Publication of Prospectus
29 December 2008	Publication of Prospectus
29 December 2008	Price Monitoring Extension
29 December 2008	Second Price Monitoring Extension
30 December 2008	Rule 8.3 - Inspired Gaming Group plc
31 December 2008	Total Voting Rights
2 January 2009	Rule 8.3 - Inspired Gaming Group plc
2 January 2009	Rule 8.3 - Inspired Gaming Group plc
5 January 2009	Rule 8.3 - Inspired Gaming Group plc
6 January 2009	The Royal Bank of Scotland plc - Publication of Prospectus
8 January 2009	Director/PDMR Shareholding
14 January 2009	Disposal
16 January 2009	Directorate Change
19 January 2009	Trading Update & Capital Restructuring
19 January 2009	Director/PDMR Shareholding
19 January 2009	Price Monitoring Extension
19 January 2009	Second Price Monitoring Extension
20 January 2009	Rule 8.3 - Eidos plc
21 January 2009	Rule 8.3 - Eidos plc
22 January 2009	Publication of Prospectus
22 January 2009	Publication of Prospectus
22 January 2009	The Royal Bank of Scotland plc - Publication of Prospectus
23 January 2009	Director's Dealings - Pledge of Shares
27 January 2009	Rule 8.3 - Eidos plc
28 January 2009	Price Monitoring Extension
28 January 2009	Second Price Monitoring Extension
29 January 2009	The Royal Bank of Scotland plc - Statement re. Prospectus
29 January 2009	The Royal Bank of Scotland plc - Statement re. Prospectus
3 February 2009	Directorate Change
3 February 2009	Rule 8.3 - Eidos plc
5 February 2009	Rule 8.3 - Eidos plc
5 February 2009	RBS to Retain RBS Insurance
6 February 2009	Directorate Change
9 February 2009	The Royal Bank of Scotland plc - Publication of Prospectus
9 February 2009	The Royal Bank of Scotland plc - Publication of Prospectus
10 February 2009	Director/PDMR Shareholding
13 February 2009	Rule 8.3 - Eidos plc
17 February 2009	Remuneration
20 February 2009	National Westminster Bank P lc - Dividend Declaration
20 February 2009	Dividend Declaration
26 February 2009	HM Treasury Asset Protection Scheme
26 February 2009	Management Changes
26 February 2009	Full Year results 2008
27 February 2009	Director/PDMR Shareholding
2 March 2009	Director/PDMR Shareholding
9 March 2009	Annual Report and Accounts
9 March 2009	The Royal Bank of Scotland plc - Notice to Warrant Holders
9 March 2009	The Royal Bank of Scotland plc - Publication of Prospectus
10 March 2009	Director/PDMR Shareholding
16 March 2009	The Royal Bank of Scotland plc - Publication of Prospectus
16 March 2009	Publication of Prospectus
17 March 2009	The Royal Bank of Scotland plc - Publication of Prospectus
18 March 2008	Intended Cancellation of RBS Preference Shares
18 March 2009	The Royal Bank of Scotland plc - Publication of Prospectus
18 March 2009	Publication of Prospectus
18 March 2009	Publication of Prospectus
20 March 2009	The Royal Bank of Scotland plc - Notice to Warrant Holders
25 March 2009	Publication of Prospectus
25 March 2009	Publication of Prospectus
25 March 2009	National Westminster P lc - Final Results
25 March 2009	The Royal Bank of Scotland plc - Final Results
26 March 2009	Exchange and Tender Offers
26 March 2009	Tender Offer
26 March 2009	Exchange and Tender Offers
26 March 2009	The Royal Bank of Scotland plc - Publication of Prospectus
1 April 2009	Rule 8.3 - Inspired Gaming Group plc

Details of all regulatory announcements can be
 found in full on the Market News pages of
 the London Stock Exchange website
(under codes RBS; 07IE
;
 and 86OI)
a
t
:

http://www.londonstockexchange.com/engb/pricesnews/marketnews/

The Company also has a secondary listing on the New York Stock Exchange. The Company has submitted filings to the US Securities and Exchange Commission ("SEC"). Full details of the filings can be found on the SEC's website at
www.sec.gov
.

The Company has a

secondary
 listing on Euronext
 -
Amsterdam
. Further information and details regarding this listing can be found at
http://www.euronext.com
 .

2. Documents filed at Companies House

The Company and/or The Royal Bank of Scotland plc
 and/or National Westminster Bank
P
lc
have submitted filings to
 Companies House in relation to:

  the
  appointment and resignation of Directors (
  and
   changes in their particulars)
  the
   filing of Group and I
  nterim

  accounts
  increas
  ing
  the
  nominal
  share
  capital

  the
  approval of
  the
  sum capitalised
  alterations
   to
  the
  Memorandum and Articles of Association
  the
  particulars of a mortgage or charge
  the
  authority to allot
  shares
  the
  allotment of shares
  the statement of rights attached to allotted shares
  the Company's
  annual return
  share agreements

The documents were filed with the Registrar of Companies at Companies House and can be obtained from Companies House
,
Crown Way
, Maindy,
Cardiff
,
CF14 3UZ

 or through Companies House Direct at
www.direct.companieshouse.gov.uk
 .

3. Documents sent to Shareholders

  Circular
  and Notice of General Meeting (
  April
   2008)
  Prospectus for Rights Issue (April
   2008)
  Circular and Notice of General Meeting (November 2008)
  Circular and Notice of Annual General Meeting (March 2009)
  Circular and Notice of General Meeting (March 2009)

The Company's Annual Report for the period ended 31 December 2008 was filed with the UK Listing Authority Document Viewing Facility on 9 March 2009 and is also available for viewing on the Investor Relations section of the Company's website at
www.rbs.com
 .

Fur
ther information regarding the C
ompany can be found at
www.rbs.com
 .

This annual information update is required by and is being made pursuant to Article 10 of the Prospectus Directive as implemented in the
UK
 by Prospectus Rule 5.2
 and not for any other purpose. Neither the Company, nor any other person, takes any responsibility for, or makes any representation, express or implied, as to the accuracy or completeness of the information contained therein (except as may expressly be set out therein). The information referred to above is not necessarily up to date as at the date of this annual information update and the Company does not undertake any obligation to update any such information in the future. Furthermore, such information may have been prepared in accordance with the laws or regulations of a particular jurisdiction and may not comply with or meet the relevant standards of disclosure in any other jurisdiction. Neither this annual information update, nor the information referred to below, constitute, by virtue of this communication, an offer of any securities addressed to any person and should not be relied on by any person.

Aileen Taylor
Deputy
 Secretary
The Royal Bank of Scotland Group plc

Exhibit No. 4

The Royal Bank of Scotland Group plc
Annual General Meeting/General Meeting
3 April 2009

The Royal Bank of Scotland Group plc will hold its Annual General Meeting at 1.00 pm today followed by a General Meeting.
The meetings will deal with the pr
o
posed resolutions as set out in the Notice of Meetings issued to shareholders on 9 March 2009 and 16 March 2009 respectively. The following is an extract from the speech to be made by
 Philip Hampton, Chairman,
at the meetings
.

"
I want to begin by offering my own perspective on where the Company is and what we must try to do now. The past is done, we cannot change it. We must recognise what has happened and why, identify lessons and learn them. But most of all, right now, we must focus on our potential and deliver it. RBS has excellent businesses at our core which can be the foundation of future success.

Since I and, in particular Stephen Hester, joined the Board I don't think we would describe any of our experiences as a 'honeymoon period'. But we have joined recently enough, I hope, to remain objective about the past while focussed firmly - as we must be - on the future.

2008 was almost certainly the most difficult year in the Group's long history. Our financial results were very poor, with a post tax loss of £7.9bn on a pro forma basis. On top of that, we also wrote off £16.2bn of goodwill relating to previous acquisitions, most notably ABN AMRO. Stephen Hester will review our performance shortly along with an outline of the Placing and Open Offer we will vote on at the General Meeting, the initial results of the Strategic Review he is leading and the implications of the UK Government's Asset Protection Scheme.

I know you will understand that, in the light of our 2008 results and our capital position, it would not be appropriate to pay any dividend on the ordinary shares. However, I would like to assure you that the Board is very aware of how important dividends are for our shareholders. It is our intention to return to paying dividends as soon as practicable, taking account of the Group's financial position and prospects and a ll other relevant constraints.

My predecessor, Sir Tom McKillop, spoke at the General Meeting in November and apologised to you very sincerely on behalf of the Board for the situation the Company was in. He was the first bank leader to do so and although many banks have performed badly, it is important that RBS as an institution accepts full responsibility for our part in the current financial crisis. We do.

Accountability has been allocated and accepted and there is a new leadership for this Group. We have a clear and agreed roadmap to return the Company to standalone strength in the next three to five y
ears.

I know that many shareholders are quite shocked at the performance of the business and in many cases the losses have had a marked impact on people's lives.

Many of our employees are shareholders, and our people are, of course, the heart of our Group. They share the financial pain while also having to face a difficult period in their working lives. Like too many people right now, they are worried for their jobs and have seen the reputation of their industry and profession attacked.

The majority of RBS staff in the
UK
 earn less than
21 thousand
 pounds a year. They are not fat-cats or City Slickers, they work in branches, call-centres and offices in every community in the country serving our customers to a standard of service that is amongst the best in the industry.

They deserve better from their top management, and they do not deserve to share the worst of the criticisms being laid at the door of their employer and their industry.

Only a tiny minority of staff in RBS were in any way responsible for the major credit market losses we suffered in 2008. It is remarkable that there were only a few hundred people responsible in the relevant segments of our businesses chiefly in the financial centres of London, Amsterdam and New York, most of whom have now left the Group. And this is out of a global population of around 180,000 employees.

The following observation should also be striking for those who are as yet unaware of it:

Given the complexity of the Group and the progress of integrating the ABN AMRO businesses, it is impossible to unpick the ABN AMRO and RBS results with complete accuracy. However, that said, our estimation is that even after including the impact of credit market write-downs and other asset impairments, RBS excluding our share of ABN AMRO would have made an operating profit before tax and goodwill impairment in 2008.

In other words I don't think there can be any doubt that the key decision that led RBS to its difficulties was the acquisition of ABN AMRO. That is the painful reality that we can now do nothing to change.
With the benefit of hindsight it can now be seen as the w
rong price,
the
wrong way to pay,
at the
wrong time
 and the
wrong deal.

It also highlights, however, that there is enduring quality, strength and potential within the core businesses of RBS. And while the deal was clearly bad for RBS there are a number of attractive assets and businesses in ABN AMRO which are being integrated into the Group. It is important we do not allow any of this to be obscured.

We are, however, in a privileged position being able to restructure the Company with the support of the
UK
 taxpayer behind us. We only enjoy that support because of our central role in the
UK
 economy and society, serving our 25 million customers the length and breadth of the country. With that privilege and support comes our responsibility to repay the support of the taxpayer and in doing so, return the Group to full private ownership.

We need to concentrate on those core businesses, both in the
UK
 and internationally, where we have the potential to make sustainable returns for all our shareholders. We can generate returns from strong customer businesses as an internationally important bank. That is critical to all our shareholders and is the focus of the Strategic Review which Stephen will summarise shortly.

The advantage we have is that the Strategic Review does not have to invent good businesses but we do have to allow them to re-emerge and assert themselves:
  We have over 15 million
  UK
   retail customers and are the number 1 bank for small business and corporates.
  In GBM we are top
  six
   in the world for Foreign Exchange, top ten for International Bonds.
  We are a top
  five
   global transactions services provider
  Ulster
   and Citizens are top
  three
   and top 10 in
  Ireland
   and the
  US
   respectively.
  We are number
  one
   in the
  UK
   for Private Banking and are well positioned in wealth management in international markets.
  Our general insurance businesses just had a record year and retain some of the strongest brands in their market.
We need to have a complete focus on executing a careful, sensible plan to allow these core businesses to get us back on track to full standalone strength in public markets. That is the imperative that now over-rides all others.

Most of the key aspects of our strategy are, rightly, sharply defined. The major decisions have already been taken and we must execute them purposefully.

But of course the way we do business, as well as the business we do, is vital. Our reform of pay and bonuses policy is a substantial example of this.

It was as clear to the Board, as it was to everyone else, that a fundamental reform was needed to reflect the reality of the situation the industry is in.

Reforms have been made and more will follow as we undertake a comprehensive review of all remuneration policies in 2009.
The new approach we announced in February and which has been outlined in the Remuneration Report, will I think be seen by most reasonable observers to have balanced the diffic ult conflicting issues we face.

We need to retain, motivate and attract talented people to restore the fortunes of the Company. We will try to do that whilst being amongst those banks leading the industry in changing the way we operate.

Reward will be longer term and more directly aligned to shareholder interest rather than short-term return. In addition our new Chief Executive has, at his own insistence, a clause in his contract ensuring that he will receive no reward if he leaves the company for reasons of his own failure.

I do understand that many shareholders will wish to vote against or abstain on the advisory vote on the Remuneration Report to register their strong disapproval of the pension arrangements of our former Chief Executive.

I think there
 is little more that can be said here that isn't already in the public domain. Clearly, this is an issue of significant political and public concern and we all fully understand that.

Legal advice is being taken about whether the decision that was reached can be revisited. Whatever the outcome of that advice, it is in no-one's interest, least of all RBS Group's, for this issue to go on and on. The current Board are doing all that we can to bring this subject to a conclusion.

We must make other changes. In particular our risk processes and aspects of our management culture must change and will.

Key lessons have been identified and will be learned. Stephen will talk more about this shortly.

And in a more symbolic way some of the practices that were accepted at the height of a boom when the Bank was recording £10bn profits, cannot be acceptable now if indeed they ever really were.

Stories have emerged that are embarrassing for this Company. Some have substance, some have none, but all are distracting us from our core mission and we must put them behind us.

Stephen and his team are moving quickly to do what we can to demonstrate that the Company recognises its position and is changing.

Would we choose Formula 1 sponsorship if we were starting from here? No.

Should we retain a corporate jet? Of course not and Stephen Hester put it up for sale immediately on taking up his post.

When Margo MacDonald MSP wrote asking the Company to handover our sponsored scanner in full to the NHS in
Edinburgh
, rather than retain part of its use for RBS staff as originally announced, Stephen decided immediately to do so. A small gesture, but an important one nonetheless.

We do accept the rightful scrutiny of shareholders, the media and of politicians held accountable by the voters for the massive taxpayer support for banks in the
UK
 and elsewhere.

However, too much is at stake to allow today's storms to restrain tomorrow's potential. This is a business with a long and successful past and I believe we have the potential for a very successful future.

However, I believe we should bring an end to the public flogging and focus on the good and enduring people and businesses of RBS and allow them to earn our way back to success.

The Chancellor recognised this in his public statements recently and the Business Secretary has made the same point.

We have suffered a major financial hit and continued collateral damage from public criticism will compound the problem not resolve it.

The operating environment is as tough as any of us have ever known and we are asking our staff to knuckle down for a three to five
year project. We can only ask you, our shareholders, for the same perseverance. Many difficult decisions lie ahead. Chief among these will be the need to achieve the annual cost reduction targets of £2.5bn that we have set within the next three years. All costs will be scrutinised from our back offices to our highest offices.

Clearly this will mean that some of our people will lose their jobs. As so many of our customers make tough decisions in the face of the worst global recession in decades we have no option but to do the same.

We can't yet know how many will lose their jobs or where. This is for two main reasons.

The first is that every business has been empowered to determine how it will meet its own cost target.

The second is that when any of our businesses have decided how many roles will go they will communicate this first to their staff and their representatives. Where possible they will then offer their employees the chance to be redeployed to a new job elsewhere in the Group or to choose voluntary redundancy. Moreover, a significant portion of staff leave every year by natural turnover as they do in any business. It is therefore only when this process ends that we will know the actual number of redundancies involved. And of course we agree with the Unite union that we will do all we can to keep Compulsory Redundancies to an absolute minimum.

In the
UK
 this year so far we have announced around 2,700 posts will go. We can only be honest and say that this will not be the end of the story and more are expected in the
UK
 and internationally in the period ahead. We will, however, remain one of the largest employers in the country.

I would repeat however that we cannot know the detail of where and how many redundancies there will be until the process is worked through fully.

All of the difficult decisions we take will be underpinned by our imperative to get the Company into a position of strength again so the support of taxpayers and shareholders can be repaid.

The UK Government has made clear that it means to ensure its investment in us is managed at arm's length by UKFI. The intention is to ensure that the taxpayers' long-term interest is held paramount which means the Group will continue to be run on commercial grounds and therefore private and public shareholders' interests will be aligned.

We have nevertheless agreed lending commitments in common with banks elsewhere in the world as a result of the capital support we have received and under the proposed Asset Protection Scheme. The intent is to produce a clear and definable benefit to the
UK
 economy from the risk the
UK
 taxpayer is taking by standing behind us.

It is plainly in our own commercial interests to support our customers on commercial terms. Un-commercial lending is both unsound and a breach of duty and we clearly cannot do it. Where the demand exists and the risks are appropriate we will be able to help fill the gap left in the
UK
 market by the exit of international banks.

The task before us is therefore one that should unite the Company and all of our shareholders; government, institutions and individuals.

We all have a huge challenge here but one I believe we have the capability to meet if we focus on the future and pull together towards our common goals.

The past is done but this company is not. The legacy of the last year will stay with us but now is the time to look forward. We have the foundations in place to rebuild the Group to standalone strength and everyone at RBS is committed now to doing just that.
"

At the invitation of the Chairman, Stephen Hester, Group Chief Executive, will comment on the 2008 Results, the Strategic Review,
t
he Placing and Open Offer and Preference Share Redemption, and the Asset Protection Scheme.

Copies of the slides used by Stephen Hester in support of his comments will be available on
www.rbs.com
 following the meeting
.

ENDS

Contacts

Andrew
Wilson
,
Head of
Group
Corporate Affairs
, +44 (0) 131 626 386
4
, +44 (0) 7
810

636995

Neil Moorhouse, Head of Group Media Centre +44 (0) 131 523 4414, +44 (0) 7786 690029

Important Information

Certain sections in this document contain 'forward-looking statements' as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words 'expect', 'estimate', 'project', 'anticipate', 'believes', 'should', 'intend', 'plan', 'probability', 'risk', 'Value-at-Risk (VaR)', 'target', 'goal', 'objective', 'will', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on such expressions.

In particular, this document includes forward-looking statements relating, but not limited, to the Group's potential exposures to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity and equity price risk. Such statements are subject to risks and uncertainties. For example, certain of the market risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

Other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: general economic conditions in the UK and in other countries in which the Group has significant business activities or investments, including the United States; the monetary and interest rate policies of the Bank of England, the Board of Governors of the Federal Reserve System and other G7 central banks; inflation; deflation; unanticipated turbulence in interest rates, foreign currency exchange rates, commodity prices and equity prices; changes in UK and foreign laws, regulations and taxes; changes in competition and pricing environments; natural and other disasters; the inability to hedge certain risks economically; the adequacy of loss reserves; acquisitions or restructurings; technological changes; changes in consumer spending and saving habits; and the success of the Group in managing the risks involved in the foregoing.

The forward-looking statements contained in this document speak only as of the date of this report, and the Group does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The securities mentioned herein (the "Securities") have not been, and will not be, registered under the United States Securities Act of 1933 (the "Securities Act") and may not be offered or sold in the United States absent registration or an exemption from the registration requirements of the Securities Act. There will be no public offer of the Securities in the
United States
.

Exhibit No. 5

NOT FOR RELEASE
,
 PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO
CANADA
,
AUSTRALIA
,
JAPAN
 OR
SOUTH AFRICA

The Royal Bank of Scotland Group plc
("RBS")
- Result of General Meeting
3 April 2009
Following the
General Meeting
held today, RBS announces the results of the poll vote for each resolution as follows
.
Resolutions 3 and 4 were passed as special resolutions.

RBS General Meeting Poll Result:

	For	% of votes cast	Against	% of votes cast	With h eld
Resolution 1 To create additional ordinary shares and authorise Directors to allot the shares in connection with the Placing and Open offer	31,714,033,794	99.71	90,992,035	0.29	41,060,689
Resolution 2 To approve the Placing and Open Offer and Preference Share Redemption	8,871,169,705	99.12	78,536,386	0.88	42,403,778
Resolution 3 To approve amendments to the Articles of Association	31,749,583,852	99.94	19,503,969	0.06	77,151,243
Resolution 4 To grant the Directors authority to allot shares on a non-pre-emptive basis	31,584,847,050	99.39	194,651,687	0.61	66,713,691

In accordance with the UK Listing Authority
's listing
 rules, copies of the
resolutions will shortly be available for inspection at the Financial Services Authority's Document Viewing Facility which is situated at: the Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS (telephone 020 7066 1000).
Contacts

Richard O'Connor, Head of Investor Relations, +44 (0) 20 7672 1758

For media enquiries:
Andrew McLaughlin, Group Director, Communications, +44 (0) 131 626 3868, +44 (0) 7786 111689

This announcement is not a
p
rospectus but an advertisement and investors should not subscribe for any securities referred to in this announcement (the "Securities") except on the basis of the information contained in the Prospectus.

This announcement does not constitute an offer to sell, or a solicitation of an offer to subscribe for, Securities in any jurisdiction.

This announcement is not for distribution, directly or indirectly, in or into
Canada
,
Australia
,
Japan
 or
South Africa
.

The
s
ecurities
referred to herein (the "Securities")
have not been, and will not be, registered under the United States Securities Act of 1933 (the "Securities Act"). The Securities may not be offered or sold in the
United States
 absent registration or an applicable exemption from the registration requirements of the Securities Act. There will be no public offer of the Securities in the
United States
.

Neither the content of RBS's website nor any website accessible by hyperlinks on RBS's website is incorporated in, or forms part of, this document.

The distribution of this announcement and/or the Prospectus and/or the Application Forms and/or the transfer or offering of New Shares into jurisdictions other than the
United Kingdom
 may be restricted by law. Persons into whose possession this announcement comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

This document has been prepared for the purposes of complying with applicable law and regulation in the
United Kingdom
 and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws and regulations of any jurisdiction outside of the
United Kingdom
.

Exhibit No. 6

The Royal Bank of Scotland Group plc
("RBS")
- Result of
Annual
General Meeting
3 April 2009
Following the
Annual
General Meeting
held today, RBS announces the results of the poll vote for each resolution as follows
.
Resolutions 11 and 12 were passed as special resolutions.

	For	% of votes cast	Against	% of votes cast	Votes With h eld
Resolution 1 To approve the accounts for the year ended 31 December 2008	31,265,901,509	99.91	29,711,675	0.09	648,759,617
Resolution 2 To approve the Remuneration Report for year ended 31 December 2008	2,713,008,730	9.58	25,599,554,279	90.42	3,630,789,842
Resolution 3 To elect Philip Hampton as a director	31,744,304,281	99.58	132,793,462	0.42	67,429,175
Resolution 4 To elect Stephen A M Hester as a director	31,835,922,117	99.85	48,093,088	0.15	60,721,482
Resolution 5 To elect John McFarlane as a d irector	31,865,711,428	99.84	52,407,775	0.16	21,245,915
Resolution 6 To elect Arthur "Art" Ryan as a d irector	31,867,152,707	99.84	5 0 ,638,482	0.16	21,551,058
Resolution 7 To re-appoint Deloitte LLP as auditors	31,469,098,312	99.77	71,485,014	0.23	403,993,328
Resolution 8 To authorise the Audit Committee to fix the auditors remuneration	31,868,966,413	99.90	30,502,555	0.10	45,098,455
Resolution 9 To create additional ordinary shares	31,560,467,119	98.88	358,978,247	1.12	19,843,566
Resolution 10 To renew the d irectors' authority to allot ordinary shares	31,476,652,380	98.80	382,740,511	1.20	79,941,865
Resolution 11 To renew the directors' authority to allot shares on a non-pre-emptive basis	31,764,536,549	99.70	95,014,455	0.30	79,799,272
Resolution 12 To permit the holding of General Meetings at 14 days notice	31,716,175,079	99.46	172,827,232	0.5 4	50,426,439

In accordance with the UK Listing Authority
's listing
 rules, copies
of
resolutions
9, 10,11 and 12
will shortly be available for inspection at the Financial Services Authority's Document Viewing Facility which is situated at: the Financial Services Authority, 25 The North Colonnade,
Canary

Wharf
, London E14 5HS (telephone 020 7066 1000).
Contacts

Richard O'Connor, Head of Investor Relations, +44 (0) 20 7672 1758

For media enquiries:
Andrew McLaughlin, Group Director, Communications, +44 (0) 131 626 3868, +44 (0) 7786 111689

Exhibit No. 7

*
NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an
 issuer
 to make a
RIS
 notification required by
DR
 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16 , 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4 , 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.
1. Name of the
issuer
The Royal Bank of Scotland Group plc
2. State whether the notification relates to a transaction notified in accordance with DR 3.1.4R(1)(a)

Yes
3. Name of
person discharging managerial responsibilities
/
director
John Patrick Ho
u
rican
4. State whether notification relates to a
person
 connected with a
person discharging managerial responsibilities
/
director
 named in 3 and identify the
connected person
-
5. Indicate whether the notification is in respect of a holding of the person
 referred to in 3 or 4 above or in respect of a non-beneficial interest
-
6. Description of
shares
 (including
class
), debentures or derivatives or financial instruments relating to shares
-

7. Name of registered shareholders(s) and, if more than one, the number of shares
 held by each of them
-
8 State the nature of the transaction
-

9. Number of
shares
, debentures or financial instruments relating to
shares
 acquired
-

10. Percentage of issued
class
 acquired (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)
-
11. Number of
shares
, debentures or financial instruments relating to
shares
 disposed
-
12. Percentage of issued
class
 disposed (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)

-
13. Price per
 share
 or value of transaction
-
14. Date and place of transaction
-
15. Total holding following notification and total percentage holding following notification (any treasury shares
 should not be taken into account when calculating percentage)
-
16. Date issuer informed of transaction
-
If a
person discharging managerial responsibilities
 has been granted options by the
issuer
 complete the following boxes
17 Date of grant
3 April 2009
18. Period during which or date on which it can be exercised
3 April 20
12
 - 2 April 2019
19. Total amount paid (if any) for grant of the option
-

20. Description of
shares
 or debentures involved (
class
 and number)

Option over 7,446,809 Ordinary Shares of 25p
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
£0.282
22. Total number of
shares
 or debentures over which options held following notification
7,965,690
23. Any additional information
Share options granted under
The Royal Bank of Scotland Group plc 2007 Executive Share Option Plan. This is a one-off option grant associated with the new RBS strategic plan and the associated restructuring of GBM. Vesting of these options is subject to delivery against the performance targets developed in the strategic plan, over a three-year period. Clawback provisions will also apply
24. Name of contact and telephone number for queries
Steven Blaney
,
Group Communications

Tel No. 02070857617
Mobile 07525 987676
Name and signature of duly authorised officer of
issuer
 responsible for making notification
Aileen Taylor, Deputy Secretary
Date of notification
6 April 2009

*NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an
 issuer
 to make a
RIS
 notification required by
DR
 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16 , 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4 , 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.
1. Name of the
issuer
The Royal Bank of Scotland Group plc
2. State whether the notification relates to a transaction notified in accordance with DR 3.1.4R(1)(a)

Yes
3. Name of
person discharging managerial responsibilities
/
director
John Patrick Hourican
4. State whether notification relates to a
person
 connected with a
person discharging managerial responsibilities
/
director
 named in 3 and identify the
connected person
-
5. Indicate whether the notification is in respect of a holding of the person
 referred to in 3 or 4 above or in respect of a non-beneficial interest
In respect of a holding of the person referred to in 3
6. Description of
shares
 (including
class
), debentures or derivatives or financial instruments relating to shares
Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares
 held by each of them
-
8 State the nature of the transaction
Award of a conditional right to acquire ordinary shares under The Royal Bank of Scotland Group plc 2009 Restricted Share Plan. The date of award is 3 April 2009 and the award will vest on 3 April 2012 subject to performance conditions as outlined in Section 23 below.

9. Number of
shares
, debentures or financial instruments relating to
shares
 acquired
Award granted over 21,276,596 Ordinary Shares

10. Percentage of issued
class
 acquired (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)
-
11. Number of
shares
, debentures or financial instruments relating to
shares
 disposed
-
12. Percentage of issued
class
 disposed (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)

-
13. Price per
 share
 or value of transaction
£0.282
14. Date and place of transaction
3 April 2009
15. Total holding following notification and total percentage holding following notification (any treasury shares
 should not be taken into account when calculating percentage)
9,063 0.00002%
16. Date issuer informed of transaction
3 April 2009
If a
person discharging managerial responsibilities
 has been granted options by the
issuer
 complete the following boxes
17 Date of grant
-
18. Period during which or date on which it can be exercised
-
19. Total amount paid (if any) for grant of the option
-

20. Description of
shares
 or debentures involved (
class
 and number)
 -
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
-
22. Total number of
shares
 or debentures over which options held following notification
-
23. Any additional information
This is a one-off share award associated with the new RBS strategic plan and the associated restructuring of GBM. Vesting of these shares is subject to delivery against the performance targets developed in the strategic plan, over a three-year period. Clawback provisions will also apply
24. Name of contact and telephone number for queries
Steven Blaney
,
Group Communications

Tel No. 02070857617
Mobile 07525 987676
Name and signature of duly authorised officer of
issuer
 responsible for making notification
Aileen Taylor, Deputy Secretary
Date of notification
6 April 2009

*NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an
 issuer
 to make a
RIS
 notification required by
DR
 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16 , 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4 , 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.
1. Name of the
issuer
The Royal Bank of Scotland Group plc
2. State whether the notification relates to a transaction notified in accordance with DR 3.1.4R(1)(a)

Yes
3. Name of
person discharging managerial responsibilities
/
director
Alan Peter Dickinson
4. State whether notification relates to a
person
 connected with a
person discharging managerial responsibilities
/
director
 named in 3 and identify the
connected person
-
5. Indicate whether the notification is in respect of a holding of the person
 referred to in 3 or 4 above or in respect of a non-beneficial interest
-
6. Description of
shares
 (including
class
), debentures or derivatives or financial instruments relating to shares
-
7. Name of registered shareholders(s) and, if more than one, the number of shares
 held by each of them
-
8 State the nature of the transaction

-
9. Number of
shares
, debentures or financial instruments relating to
shares
 acquired
-
10. Percentage of issued
class
 acquired (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)
-
11. Number of
shares
, debentures or financial instruments relating to
shares
 disposed
-
12. Percentage of issued
class
 disposed (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)

-
13. Price per
 share
 or value of transaction
-
14. Date and place of transaction
-
15. Total holding following notification and total percentage holding following notification (any treasury shares
 should not be taken into account when calculating percentage)
-
16. Date issuer informed of transaction
-
If a
person discharging managerial responsibilities
 has been granted options by the
issuer
 complete the following boxes
17 Date of grant
3 April 2009
18. Period during which or date on which it can be exercised
3 April 20
12
 - 2 April 2019
19. Total amount paid (if any) for grant of the option
-

20. Description of
shares
 or debentures involved (
class
 and number)
 Option over 3,063,830 Ordinary Shares of 25p
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
£0.282
22. Total number of
shares
 or debentures over which options held following notification
4,057,934
23. Any additional information
Share options granted under
The Royal Bank of Scotland Group plc 2007 Executive Share Option Plan. Vesting of these options is subject to delivery against the performance targets developed in the
RBS
strategic plan, over a three-year period. Clawback provisions will also apply
24. Name of contact and telephone number for queries
Steven Blaney
,
Group Communications

Tel No. 02070857617
Mobile 07525 987676
Name and signature of duly authorised officer of
issuer
 responsible for making notification
Aileen Taylor, Deputy Secretary
Date of notification
6 April 2009

*NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an
 issuer
 to make a
RIS
 notification required by
DR
 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16 , 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4 , 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.
1. Name of the
issuer
The Royal Bank of Scotland Group plc
2. State whether the notification relates to a transaction notified in accordance with DR 3.1.4R(1)(a)

Yes
3. Name of
person discharging managerial responsibilities
/
director
Christopher Paul Sullivan
4. State whether notification relates to a
person
 connected with a
person discharging managerial responsibilities
/
director
 named in 3 and identify the
connected person
-
5. Indicate whether the notification is in respect of a holding of the person
 referred to in 3 or 4 above or in respect of a non-beneficial interest
-
6. Description of
shares
 (including
class
), debentures or derivatives or financial instruments relating to shares
-
7. Name of registered shareholders(s) and, if more than one, the number of shares
 held by each of them
-
8 State the nature of the transaction

-
9. Number of
shares
, debentures or financial instruments relating to
shares
 acquired
-
10. Percentage of issued
class
 acquired (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)
-
11. Number of
shares
, debentures or financial instruments relating to
shares
 disposed
-
12. Percentage of issued
class
 disposed (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)

-
13. Price per
 share
 or value of transaction
-
14. Date and place of transaction
-
15. Total holding following notification and total percentage holding following notification (any treasury shares
 should not be taken into account when calculating percentage)
-
16. Date issuer informed of transaction
-
If a
person discharging managerial responsibilities
 has been granted options by the
issuer
 complete the following boxes
17 Date of grant
3 April 2009
18. Period during which or date on which it can be exercised
3 April 20
12
 - 2 April 2019
19. Total amount paid (if any) for grant of the option
-

20. Description of
shares
 or debentures involved (
class
 and number)
 Options over
2,885,107
 Ordinary Shares of 25p
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
£0.282
22. Total number of
shares
 or debentures over which options held following notification
3,808,052
23. Any additional information
Share options granted under
The Royal Bank of Scotland Group plc 2007 Executive Share Option Plan. Vesting of these options is subject to delivery against the performance targets developed in the
RBS
strategic plan, over a three-year period. Clawback provisions will also apply
24. Name of contact and telephone number for queries
Steven Blaney
,
Group Communications

Tel No. 02070857617
Mobile 07525 987676
Name and signature of duly authorised officer of
issuer
 responsible for making notification
Aileen Taylor, Deputy Secretary
Date of notification
6 April 2009

*NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an
 issuer
 to make a
RIS
 notification required by
DR
 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16 , 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4 , 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.
1. Name of the
issuer
The Royal Bank of Scotland Group plc
2. State whether the notification relates to a transaction notified in accordance with DR 3.1.4R(1)(a)

Yes
3. Name of
person discharging managerial responsibilities
/
director
Ellen Alemany
4. State whether notification relates to a
person
 connected with a
person discharging managerial responsibilities
/
director
 named in 3 and identify the
connected person
-
5. Indicate whether the notification is in respect of a holding of the person
 referred to in 3 or 4 above or in respect of a non-beneficial interest
-
6. Description of
shares
 (including
class
), debentures or derivatives or financial instruments relating to shares
-
7. Name of registered shareholders(s) and, if more than one, the number of shares
 held by each of them
-
8 State the nature of the transaction

-
9. Number of
shares
, debentures or financial instruments relating to
shares
 acquired
-
10. Percentage of issued
class
 acquired (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)
-
11. Number of
shares
, debentures or financial instruments relating to
shares
 disposed
-
12. Percentage of issued
class
 disposed (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)

-
13. Price per
 share
 or value of transaction
-
14. Date and place of transaction
-
15. Total holding following notification and total percentage holding following notification (any treasury shares
 should not be taken into account when calculating percentage)
-
16. Date issuer informed of transaction
-
If a
person discharging managerial responsibilities
 has been granted options by the
issuer
 complete the following boxes
17 Date of grant
3 April 2009
18. Period during which or date on which it can be exercised
3 April 20
12
 - 2 April 2019
19. Total amount paid (if any) for grant of the option
-

20. Description of
shares
 or debentures involved (
class
 and number)
 Options over

9,614,937
 Ordinary Shares of 25p
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
£0.282
22. Total number of
shares
 or debentures over which options held following notification
11,010,785
23. Any additional information
Share options granted under
The Royal Bank of Scotland Group plc 2007 Executive Share Option Plan. Vesting of these options is subject to delivery against the performance targets developed in the
RBS
strategic plan, over a three-year period. Clawback provisions will also apply
24. Name of contact and telephone number for queries
Steven Blaney
,
Group Communications

Tel No. 02070857617
Mobile 07525 987676
Name and signature of duly authorised officer of
issuer
 responsible for making notification
Aileen Taylor, Deputy Secretary
Date of notification
6 April 2009

*NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an
 issuer
 to make a
RIS
 notification required by
DR
 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16 , 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4 , 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.
1. Name of the
issuer
The Royal Bank of Scotland Group plc
2. State whether the notification relates to a transaction notified in accordance with DR 3.1.4R(1)(a)

Yes
3. Name of
person discharging managerial responsibilities
/
director
Ronald Teerlink
4. State whether notification relates to a
person
 connected with a
person discharging managerial responsibilities
/
director
 named in 3 and identify the
connected person
-
5. Indicate whether the notification is in respect of a holding of the person
 referred to in 3 or 4 above or in respect of a non-beneficial interest
-
6. Description of
shares
 (including
class
), debentures or derivatives or financial instruments relating to shares
-
7. Name of registered shareholders(s) and, if more than one, the number of shares
 held by each of them
-
8 State the nature of the transaction

-
9. Number of
shares
, debentures or financial instruments relating to
shares
 acquired
-
10. Percentage of issued
class
 acquired (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)
-
11. Number of
shares
, debentures or financial instruments relating to
shares
 disposed
-
12. Percentage of issued
class
 disposed (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)

-
13. Price per
 share
 or value of transaction
-
14. Date and place of transaction
-
15. Total holding following notification and total percentage holding following notification (any treasury shares
 should not be taken into account when calculating percentage)
-
16. Date issuer informed of transaction
-
If a
person discharging managerial responsibilities
 has been granted options by the
issuer
 complete the following boxes
17 Date of grant
3 April 2009
18. Period during which or date on which it can be exercised
3 April 20
12
 - 2 April 2019
19. Total amount paid (if any) for grant of the option
-

20. Description of
shares
 or debentures involved (
class
 and number)
 Options over

3,063,830
 Ordinary Shares of 25p
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
£
0
.282
22. Total number of
shares
 or debentures over which options held following notification
3,472,728
23. Any additional information
Share options granted under
The Royal Bank of Scotland Group plc 2007 Executive Share Option Plan. Vesting of these options is subject to delivery against the performance targets developed in the
RBS
 strategic plan, over a three-year period. Clawback provisions will also apply
24. Name of contact and telephone number for queries
Steven Blaney
,
Group Communications

Tel No. 02070857617
Mobile 07525 987676
Name and signature of duly authorised officer of
issuer
 responsible for making notification
Aileen Taylor, Deputy Secretary
Date of notification
6 April 2009
---------------------------------------------------------------------------------------------------------------------------

Exhibit No. 8

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To:
    Listing Applications
UK
 Listing Authority
Financial Services Authority
25, The North Colonnade
Canary

Wharf
London
,
E14 5HS

Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

The Royal Bank of Scotland Group plc 1997 Sharesave Scheme

3. Period of return:

From	1 October 2008	To	3 1 March 2009

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

6 8,179,204

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

68,179,204

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

20,000,000 Ordinary Shares of 25p each - Block Listing granted 17 December 2004
25,639,176 Ordinary Shares of 25p each - Block Listing granted 8 May 2007 as a result of the Bonus Issue
50,000,000 Ordinary Shares of 25p each - Block Listing granted 29 February 2008

Please confirm total number of shares in issue at the end of the period in order for us to update our records

39,456,004,899

Contact for queries

Name	Mr Peter Helmn

Address	The Royal Bank of Scotland Group plc Business House F, 2 nd Floor, Gogarburn, PO Box 1000 Edinburgh EH12 1HQ

Telephone	0131 556 8555

Person making the return

Name	Jan Cargill

Position	Senior Assistant Secretary

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To:
    Listing Applications
UK
 Listing Authority
Financial Services Authority
25, The North Colonnade
Canary

Wharf
London
,
E14 5HS

Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

The Royal Bank of Scotland Group plc 1999 Executive Share Option Scheme

3. Period of return:

From	1 October 2008	To	3 1 March 2009

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

53,420,571

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

53,420,571

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

5,000,000 Ordinary Shares of 25p each - Block Listing granted 24 May 2001
6,000,000 Ordinary Shares of 25p each - Block Listing granted 17 December 2004
15,934,790 Ordinary Shares of 25p each - Block Listing granted 8 May 2007 as a result of the Bonus Issue
30,000,000 Ordinary Shares of 25p each - Block Listing granted 29 February 2008

Please confirm total number of shares in issue at the end of the period in order for us to update our records

39,456,004,899

Contact for queries

Name	Mr Peter Helmn

Address	The Royal Bank of Scotland Group plc Business House F, 2 nd Floor, Gogarburn, PO Box 1000 Edinburgh EH12 1HQ

Telephone	0131 556 8555

Person making the return

Name	Jan Cargill

Position	Senior Assistant Secretary

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To:
    Listing Applications
UK
 Listing Authority
Financial Services Authority
25, The North Colonnade
Canary

Wharf
London
,
E14 5HS

Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

The 1999 NatWest Group Sharesave Scheme

3. Period of return:

From	1 October 2008	To	3 1 March 200 9

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

6,403,971

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

6,403,971

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

23,000,000 Ordinary Shares of 25p each - Block Listing granted 24 May 2001 4,269,314 Ordinary Shares of 25p each - Block Listing granted 8 May 2007 as a result of the Bonus Issue

Please confirm total number of shares in issue at the end of the period in order for us to update our records

39,456,004,899

Contact for queries

Name	Mr Peter Helmn

Address	The Royal Bank of Scotland Group plc Business House F, 2 nd Floor, Gogarburn, PO Box 1000 Edinburgh EH12 1HQ

Telephone	0131 556 8555

Person making the return

Name	Jan Cargill

Position	Senior Assistant Secretary

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To:
    Listing Applications
UK
 Listing Authority
Financial Services Authority
25, The North Colonnade
Canary

Wharf
London
,
E14 5HS

Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

National Westminster Bank Group 1994 Executive Share Option Scheme

3. Period of return:

From	1 October 2008	To	3 1 March 2009

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

2, 826,990

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

2 ,826,990

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

5,000,000 Ordinary Shares of 25p each - Block Listing granted 24 May 2001 2,097,192 Ordinary Shares of 25p each - Block Listing granted 8 May 2007 as a result of the Bonus Issue

Please confirm total number of shares in issue at the end of the period in order for us to update our records

39,456,004,899

Contact for queries

Name	Mr Peter Helmn

Address	The Royal Bank of Scotland Group plc Business House F, 2 nd Floor, Gogarburn, PO Box 1000 Edinburgh EH12 1HQ

Telephone	0131 556 8555

Person making the return

Name	Jan Cargill

Position	Senior Assistant Secretary

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To:
    Listing Applications
UK
 Listing Authority
Financial Services Authority
25, The North Colonnade
Canary

Wharf
London
,
E14 5HS

Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

The Royal Bank of Scotland Group plc Option 2000 Scheme

3. Period of return:

From	1 October 2008	To	3 1 March 2009

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

13,694,400

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

13,694,400

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

10,000,000 Ordinary Shares of 25p each - Block Listing granted 17 December 2004 9,129,600 Ordinary Shares of 25p each - Block Listing granted 8 May 2007 as a result of the Bonus Issue

Please confirm total number of shares in issue at the end of the period in order for us to update our records

39,456,004,899

Contact for queries

Name	Mr Peter Helmn

Address	The Royal Bank of Scotland Group plc Business House F, 2 nd Floor, Gogarburn, PO Box 1000 Edinburgh EH12 1HQ

Telephone	0131 556 8555

Person making the return

Name	Jan Cargill

Position	Senior Assistant Secretary

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To:
    Listing Applications
UK
 Listing Authority
Financial Services Authority
25, The North Colonnade
Canary

Wharf
London
,
E14 5HS

Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

The Royal Bank of Scotland Group plc Employee Share Ownership Plan

3. Period of return:

From	1 October 2008	To	3 1 March 2009

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

34,367,742

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

3 4,367,742

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

15,000,000 Ordinary Shares of 25p each - Block Listing granted 15 January 2003
10,458,920 Ordinary Shares of 25p each - Block Listing granted 8 May 2007 as a result of the Bonus Issue
30,000,000 Ordinary Shares of 25p each - Block Listing granted 29 February 2008

Please confirm total number of shares in issue at the end of the period in order for us to update our records

39,456,004,899

Contact for queries

Name	Mr Peter Helmn

Address	The Royal Bank of Scotland Group plc Business House F, 2 nd Floor, Gogarburn, PO Box 1000 Edinburgh EH12 1HQ

Telephone	0131 556 8555

Person making the return

Name	Jan Cargill

Position	Senior Assistant Secretary

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To:
    Listing Applications
UK
 Listing Authority
Financial Services Authority
25, The North Colonnade
Canary

Wharf
London
,
E14 5HS

Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

First Active plc 1998 SAYE Scheme

3. Period of return:

From	1 October 2008	To	31 March 2009

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

743,838

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

743,838

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

250,000 Ordinary Shares of 25p each - Block Listing granted 28 January 2004 495,892 Ordinary Shares of 25p each - Block Listing granted 8 May 2007 as a result of the Bonus Issue

Please confirm total number of shares in issue at the end of the period in order for us to update our records

39,456,004,899

Contact for queries

Name	Mr Peter Helmn

Address	The Royal Bank of Scotland Group plc Business House F, 2 nd Floor, Gogarburn PO Box 1000 Edinburgh EH12 1HQ

Telephone	0131 556 8555

Person making the return

Name	Jan Cargill

Position	Senior Assistant Secretary

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To:
    Listing Applications
UK
 Listing Authority
Financial Services Authority
25, The North Colonnade
Canary

Wharf
London
,
E14 5HS

Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

First Active plc 2001 SAYE Scheme

3. Period of return:

From	1 October 2008	To	31 March 2009

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

644,769

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

644,769

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

250,000 Ordinary Shares of 25p each - Block Listing granted 28 January 2004 429,846 Ordinary Shares of 25p each - Block Listing granted 8 May 2007 as a result of the Bonus Issue

Please confirm total number of shares in issue at the end of the period in order for us to update our records

39,456,004,899

Contact for queries

Name	Mr Peter Helmn

Address	The Royal Bank of Scotland Group plc Business House F, 2 nd Floor, Gogarburn, PO Box 1000 Edinburgh EH12 1HQ

Telephone	0131 556 8555

Person making the return

Name	Jan Cargill

Position	Senior Assistant Secretary

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To:
    Listing Applications
UK
 Listing Authority
Financial Services Authority
25, The North Colonnade
Canary

Wharf
London
,
E14 5HS

Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

First Active plc 1998 Share Option Scheme

3. Period of return:

From	1 October 2008	To	31 March 2009

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

735,654

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

735,654

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

250,000 Ordinary Shares of 25p each - Block Listing granted 28 January 2004 490,436 Ordinary Shares of 25p each - Block Listing granted 8 May 2007 as a result of the Bonus Issue

Please confirm total number of shares in issue at the end of the period in order for us to update our records

39,456,004,899

Contact for queries

Name	Mr Peter Helmn

Address	The Royal Bank of Scotland Group plc Business House F, 2 nd Floor, Gogarburn, PO Box 1000 Edinburgh EH12 1HQ

Telephone	0131 556 8555

Person making the return

Name	Jan Cargill

Position	Senior Assistant Secretary

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To:
    Listing Applications
UK
 Listing Authority
Financial Services Authority
25, The North Colonnade
Canary

Wharf
London
,
E14 5HS

Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

First Active plc 2002 Approved Share Option Scheme

3. Period of return:

From	1 October 2008	To	3 1 March 2009

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

692,652

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

692,652

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

250,000 Ordinary Shares of 25p each - Block Listing granted 28 January 2004 461,768 Ordinary Shares of 25p each - Block Listing granted 8 May 2007 as a result of the Bonus Issue

Please confirm total number of shares in issue at the end of the period in order for us to update our records

39,456,004,899

Contact for queries

Name	Mr Peter Helmn

Address	The Royal Bank of Scotland Group plc Business House F, 2 nd Floor, Gogarburn, PO Box 1000 Edinburgh EH12 1HQ

Telephone	0131 556 8555

Person making the return

Name	Jan Cargill

Position	Senior Assistant Secretary

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To:
    Listing Applications
UK
 Listing Authority
Financial Services Authority
25, The North Colonnade
Canary

Wharf
London
,
E14 5HS

Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

The Royal Bank of Scotland Group plc Medium-term Performance Plan

3. Period of return:

From	1 October 2008	To	3 1 March 2009

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

2,711,832

5. Number of shares issued / allotted under scheme during period:

279,090

6. Balance under scheme not yet issued / allotted at end of period

2 ,432,742

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

1,000,000 Ordinary Shares of 25p each - Block Listing granted 17 February 2004 1,807,888 Ordinary Shares of 25p each - Block Listing granted 8 May 2007 as a result of the Bonus Issue

Please confirm total number of shares in issue at the end of the period in order for us to update our records

39,456,004,899

Contact for queries

Name	Mr Peter Helmn

Address	The Royal Bank of Scotland Group plc Business House F, 2 nd Floor, Gogarburn, PO Box 1000 Edinburgh EH12 1HQ

Telephone	0131 556 8555

Person making the return

Name	Jan Cargill

Position	Senior Assistant Secretary

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To:
    Listing Applications
UK
 Listing Authority
Financial Services Authority
25, The North Colonnade
Canary

Wharf
London
,
E14 5HS

Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

The Royal Bank of Scotland Group plc 2007 Sharesave Plan

3. Period of return:

From	1 October 2008	To	3 1 March 2009

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

69,999,777

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

69,999,777

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

70,000,000 Ordinary Shares of 25p each - Block Listing granted 29 February 2008

Please confirm total number of shares in issue at the end of the period in order for us to update our records

39,456,004,899

Contact for queries

Name	Mr Peter Helmn

Address	The Royal Bank of Scotland Group plc Business House F, 2 nd Floor, Gogarburn, PO Box 1000 Edinburgh EH12 1HQ

Telephone	0131 556 8555

Person making the return

Name	Jan Cargill

Position	Senior Assistant Secretary

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To:
    Listing Applications
UK
 Listing Authority
Financial Services Authority
25, The North Colonnade
Canary

Wharf
London
,
E14 5HS

Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

The Royal Bank of Scotland Group plc 2007 Irish Sharesave Plan

3. Period of return:

From	1 October 2008	To	3 1 March 2009

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

5,000,000

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

5,000,000

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

5,000,000 Ordinary Shares of 25p each - Block Listing granted 29 February 2008

Please confirm total number of shares in issue at the end of the period in order for us to update our records

39,456,004,899

Contact for queries

Name	Mr Peter Helmn

Address	The Royal Bank of Scotland Group plc Business House F, 2 nd Floor, Gogarburn, PO Box 1000 Edinburgh EH12 1HQ

Telephone	0131 556 8555

Person making the return

Name	Jan Cargill

Position	Senior Assistant Secretary

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To:
    Listing Applications
UK
 Listing Authority
Financial Services Authority
25, The North Colonnade
Canary

Wharf
London
,
E14 5HS

Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

The Royal Bank of Scotland Group plc 2007 Executive Share Option Plan

3. Period of return:

From	1 October 2008	To	3 1 March 2009

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

20,000,000

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

20,000,000

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

20,000,000 Ordinary Shares of 25p each - Block Listing granted 29 February 2008

Please confirm total number of shares in issue at the end of the period in order for us to update our records

39,456,004,899

Contact for queries

Name	Mr Peter Helmn

Address	The Royal Bank of Scotland Group plc Business House F, 2 nd Floor, Gogarburn, PO Box 1000 Edinburgh EH12 1HQ

Telephone	0131 556 8555

Person making the return

Name	Jan Cargill

Position	Senior Assistant Secretary

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Exhibit No. 9

NOT FOR RELEASE
,
 PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO
CANADA
,
AUSTRALIA
,
JAPAN
 OR
SOUTH AFRICA

The Royal Bank of Scotland Group plc ("RBS") - Result of Placing and Open Offer

7 April 2009

RBS today
announces that, as at 11:00am on
6

April 2009
, being
 the latest
time
 for receipt of valid subscriptions,  it
had receiv
ed valid acceptances in respect of

118,680,009
 new RBS ordinary shares, representing approximately
0.70
 per cent. of the total number of new RBS ordinary shares offered to shareholders pursuant to the

3 for 7
Placing and Open Offer announced
by RBS on
19

January
 2009 (the "O
pen Offer").

In accordance
with the arrangem
ents set out in Part III of the
Placing
and Open Offer prospectus dated
16
 March 2009
(the
"Pro
spectus"),
at
closing
,

HM
Treasury will
subscribe for

the
remaining

16,791,036,376
 new RBS ordinary
shares, for which valid acceptances were not received. As a result, HM
Tre
asury will own approximately
70.3
 per
 cent. of the enlarged issued ordinary share capital of RBS.

Definitions used in the Prospectus shall have the same meanings when used in this announcement unless the context otherwise requires.

Contacts
Richard O'Connor
,
Head of In
vestor Relations,
+44
 (0) 20 7672 1758

This
announcement
 does not constitute an offer to sell, or a solicitation of an offer to subscribe for, any securities referred to in this
announcement
 (the "Securities")
 in any jurisdiction.

This
announcement
 is not for distribution, directly or indirectly, in or into
Canada
,
Australia
,
Japan
 or
South Africa
.

The Securities have not been, and will not be, registered under the United States Securities Act of 1933 (the "Securities Act").

The Securities may not be offered or sold in the
United States
 absent registration or an applicable exemption from the registration requirements of the Securities Act. There will be no public offer of the Securities in the
United States
.

The distribution of this
announcement
 and/or the Prospectus and/or the Application Forms and/or the transfer or offering of New Shares into jurisdictions other than the
United Kingdom
 may be restricted by law. Persons into whose possession this announcement
 comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

This document has been prepared for the purposes of complying with applicable law and regulation in the
United Kingdom
 and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws and regulations of any jurisdiction outside of the
United Kingdom
.

Exhibit No. 10

7 April 2009

RBS
begins consultation with
Unite

about

job losses

RBS

has begun
consulting

Unite and other
employee representatives
about
 a business plan for its
back office
 operations that
will regrettably involve job losses
.

The plan could affect up to 9,
0
00
Group Manufacturing

roles globally
,
 including 4,500 in the
UK
, over the next two years
.

However, the actual number of jobs lost is expected to be significantly lower than this.
A redeployment programme
has already identified 650 new job opportunities in the
UK
 and the impact will also be reduced through natural
turnover
and less
use of agency s
taff
.

RBS will make voluntary
redundancy
arrangements available

which may suit some of the staff affected by this announcement
. RBS agrees with Unite that
c
ompulsory redundanc
ies
should be
 a last resort.

The business plan
, which involves a number of other cost-saving initiatives including moving to a common technology platform,

will help RBS achieve its target of reducing
annual cost
s by

£2.5bn within the next three years.

Stephen Hester, Chief Executive
of RBS, said: "
We
have
set
 a new strategy
 for RBS
 to restore
the Bank
to standalone strength
 as soon as practicable. From this we want the Government to be able to realise value from its investment in RBS. To do so we need to cut our costs, as in all businesses, given the current recession.
U
nfortunately
that means
taking
difficult decisions about jobs
 as well as taking many other cost reduction actions.
We want to be
 as
 open and
transparent as possible
 and are announcing these plans at the earliest possible opportunity so that our employees
can prepare for the future
.
"

For further information please contact:

Linda Harper

          Don Hunter
RBS Press Office
      Finsbury
0131 525 0382
           020 7251 3801

Notes to Editors

Group Manufacturing comprises the Group's worldwide manufacturing operations. It provides support for the Group's customer facing businesses, including back office operations, purchasing, IT services, and property management.

RBS employ
s
 over 170,000 people worldwide, including 106,000 in the
UK
 (at 31st December 2008)
.

Group Manufacturing employs 45,000 people worldwide, including 27,
0
00
in the
UK
 (at 31st December 2008)
.

Exhibit No. 11

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16 , 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4 , 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer
The Royal Bank of Scotland Group plc

2. State whether the notification relates to a transaction notified in accordance with DR 3.1.4R(1)(a)

Yes

3. Name of person discharging managerial responsibilities/director
Christopher Paul Sullivan

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them
The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8
.
 State the nature of the transaction
Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired
445

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
-

11. Number of shares, debentures or financial instruments relating to shares disposed
-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction
£
0.
28060

14. Date and place of transaction
7 Apri
l

2009

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)
18,040

shares 0.
000
04
%

16. Date issuer informed of transaction
7 April

2009

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17
.
 Date of grant
-

18. Period during which or date on which it can be exercised
-

19. Total amount paid (if any) for grant of the option
-

20. Description of shares or debentures involved (class and number)
-

23
. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
-

22. Total number of shares or debentures over which options held following notification
-

23. Any additional information
-

24. Name of contact and telephone number for queries
Aileen Taylor, Deputy Secretary
0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification
Aileen Taylor, Deputy Secretary

Date of notification
7 April 2
009

Exhibit No. 12

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION TO ANY PERSON LOCATED OR RESIDENT IN THE REPUBLIC OF ITALY
(SEE "OFFER RESTRICTIONS" BELOW)

April 9
, 2009

UPDATE

REGARDING THE CASH TENDER OFFER BY
RBS FINANCING
LIMITED

FOR
CERTAIN OUTSTANDING
 SECURITIES

On March 26, 2009,
RBS Financing
Limited
 ("RBSF")
, a
subsidiary of t
he Roy
al Bank of Scotland Group plc (
"
RBSG
"
 and, together with its subsidiaries, the "Group"
)
,
announced
its launch of

a tender offer
(the "Tender Offer")
for any and all of the outstanding securities
of ten different series issued by
RBSG
 and certain of its affiliates
. The
Tender Offer
 consists of a separate offer for each series of securities listed in the table at the end of this release
 (the "Securities")
.
RBSF

is conducting
 the
Tender Offer
 in accordance with an Offer to Purchase and
, with respect to Securities held through the Depositary Trust Corporation ("DTC"), accompanying Letter of Transmittal
,
 each dated March
26
, 2009. Each offer
 made as part of the Tender Offer
 will expire at 11:59

p.m.
, New York City time, on April
22
, 2009, (the "Expiration Time")
unless extended by RBSF, in its sole discretion, and subject to the absolute right of RBSF, in its sole discretion (subject only to applicable law), to terminate, withdraw, or amend such
o
ffer at any time
.
Update Regarding the Tender Offer

According to information provided by Global Bondholder Services Corporation and
Lucid Issuer Services
Limited
, who are acting as information agents with respect to the Tender Offer, as of
5:00 p.m.
, New York City time, April
8
, 2009 (the "Early Tender Time")
,
an average of approximately
51
 per cent of the outstanding Securities of
each series
 subject to the Tender Offer
 have been validly tendered prior to the Early Tender Time. Holders of Securities who have validly tendered and not withdrawn Securities prior to the Early Tender Time will receive consideration

for such Securities
equal to the applicable
Total Consideration
 per $1,000 of principal amount of
S
ecurities tendered for the relevant series set forth in the table at the end of this release

plus, in each case, accrued and unpaid interest from (and including) the immediately preceding interest payment date for such
S
ecurities to (but excluding) the settlement date
.
Holders of Securities who validly tender Securities after the Early Tender Time will
not
receive the
Early Tender Payment portion of such Total
 Consideration.
Subject to
the terms and subject to the conditions set forth in the Offer to Purchase,
RBSF will
 purchase for cash any
additional
Securities
 properly tendered and not withdrawn
 at or prior to the Expiration Time
 at a purchase price per $1,000 of principal amount of
S
ecurities
 tendered
 equal to the applicable Tender Offer C
onsideration for the relevant series set forth in the table
at the end of this release
 plus, in each case, accrued and unpaid interest from (and including) the immediately preceding interest payment date for such
S
ecurities to (but excluding) the settlement date.

Any
S
ecurities
that have
not
been
validly withdrawn prior to 5:00 p.m.
, New York City Time, on April 8
, 2009
 or are validly tendered after such time
 may not be validly withdrawn unless
RBSF
extends the time period for such withdrawal or is otherwise required by law to permit such withdrawal.
Securities that are not successfully tendered for purchase pursuant to the
Tender Offer
 at or prior to the Expiration Time
 will remain outstanding
 following the Tender Offer
.

General Information Regarding the Tender Offer
If a
holder of
S
ecurities
desires to ten
der Securities pursuant to the
Tender Offer
,
such holder
 may do so
only
by following the instructions that appear in
the
 Offer to Purchase
and
, with respect to Securities held through DTC,

accompanying Letter of Transmittal
.
  The above times and dates are subject to the right of
RBSF
to extend, re-open, amend and/or terminate any offer (subject to applicable law and as provided in the Offer to Purchase).
Holders of
S
ecurities
are advised to check with any bank, securities broker or other intermediary through which they hold
S
ecurities
to determine
 whether such intermediary would require to receive instructions to participate in, or (in the limited circumstances in which revocation is permitted) revoke their instruction to participate in, the
Tender Offer
 before the deadlines set out above.
The
Tender Offer
 is being made only by the Offer to Purchase dated March
26
, 2009, and the information in this press release is qualified by reference to the Offer to Purchase and
, with respect to Securities held through DTC,
 accompanying Letter of Transmittal.
Holder
s
 of
Securities
 are advised to read carefully the Offer to Purchase and
, with respect to Securities held through DTC,
 accompanying Letter of Transmittal for full details of, and information on, the procedures for participating in the
Tender Offer
.
RBS Securities Inc. (formerly
 Greenwich Capital Markets, Inc.)
is acting as
Arranger,
Joint Dealer Manager
 and
Global Coordinator

for the Tender Offer
.
UBS Securities LLC is acting as
Joint Dealer Manager and Global Coordinator
for the Tender Offer
.

Global
Bondholder Services Corporation is acting as information agent with respect to those of the
S
ecurities that are represented by a global certificate that is registered in the name of DTC and, with respect to the 2007 RBSG Capital Securities (as defined in the table at the end of this release), the entire issue, including the portion of such issue that is held through Euroclear and/or Clearstream
.
Lucid Issuer Services
Limited

is acting as information agent with respect to those of the
S
ecurities that are held through Euroclear and/or Clearstream
 (but excluding the 2007 RBSG Capital Securities).

Persons with questions regarding the Tender Offer should contact the designated
parties
 at
RBS Securities
 Inc.
or

UBS Securities LLC
listed below
:

RBS Securities Inc. 600 Steamboat Road Greenwich, CT 06830 USA Telephone: +1 (877) 297-9832 (U.S. Toll-free) +1 (203) 618 6145 (Collect) Attention: Liability Management Michael Saron	UBS Securities LLC 677 Washington Boulevard Stamford, CT 06901-3707 USA Telephone: +1 (888) 719 4210 (U.S. Toll-free) +1 (203) 719 4210 (Collect) Attention: Liability Management Group Hu Yang

RBSF
 has also retained HSBC Securities
 (USA) Inc. to act as Global Co
ordinator in connection with the Tender Offer
.

Any requests for copies of
the
 Offer to Purchase or related documents may be directed to Global Bondholder Services Corporation or
Lucid Issuer Services
Limited
, as applicable:

DTC Information Agent	Euroclear and Clearstream Securities Information Agent
Global Bondholder Services Corporation 65 Broadway New York, NY 10006 USA Toll-free: +1 (866) 470-4200 Banks and Brokers: +1 (212) 430-3774 Facsimile: +1 (212) 430-3775	Lucid Issuer Services Limited 436 Essex Road London N1 3QP United Kingdom Telephone: +44 20 7704 0880 Fax: +44 20 7067 9098

About RBSG
RBSG is the holding company of a large global banking and financial services group. Headquartered in Edinburgh, RBSG operates in the United Kingdom, the United States and internationally through its two principal subsidiaries, the Royal Bank of Scotland plc ("RBS")
and National Westminster Bank ("NatWest"). Both RBS and NatWest are major UK clearing banks whose origins go back over 275 years. In the United States, RBSG's subsidiary Citizens Financial Group Inc. is a large commercial banking organi
z
ation. RBSG has a large and diversified customer base and provides a wide range of products and services to personal, commercial and large corporate and institutional customers in over 50 countries.
Disclaimer
This press release must be read in conjunction with the Offer to Purchase and accompanying Letter of Transmittal. The Offer to Purchase and
, with respect to Securities held through DTC,
 accompanying Letter of Transmittal contain important information which must be read carefully before any decision is made with respect to the
Tender Offer
described in this press release. If any
holder of
Securities

is in any doubt as to the action it should take, it is recommended to seek its own legal, tax and financial advice, including as to any tax consequences, from its stockbroker, bank manager, counsel, accountant or other independent financial adviser.

Any
holder of
Securities
 whose
S
ecurities are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee must contact such entity if it wishes to participate in the
Tender Offer
. None of
RBSF
,
RBSG,
RBS Securities
, Inc., UBS Securities LLC
,
Global Bondholder Services Corporation
,
Lucid Issuer Services
Limited

or any of their respective affiliates, makes any recommendation as to whether or not any holder of
S
ecurities
should tender
S
ecurities held by them pursuant to the
Tender Offer
.
No offer to purchase any securities is being made pursuant to this press release. Neither this announcement nor the Offer to Purchase and accompanying Letter of Transmittal constitutes an offer to purchase in any jurisdiction in which, or to or from any person to or from whom, it is unlawful to make such offer under applicable securities laws and tenders of
Securities

pursuant to the
Tender Offer
will not be accepted from
holders
thereof
 in any jurisdiction where such invitation or tender is unlawful.
The distribution of this press release, the Offer to Purchase and the Letter of Transmittal in certain jurisdictions may be restricted by law. Persons into whose possession this press release and/or the Offer to Purchase and accompanying Letter of Transmittal comes are required to inform themselves about, and to observe, any such restrictions.
Tender Offer Restrictions
Italy
The
Tender Offer

is
 not being made, directly or indirectly, in the Republic of Italy (Italy). The Offers and this Tender Offer Memorandum have not been submitted to the clearance procedure of the
Commissione Nazionale per le Società e la Borsa
(CONSOB) pursuant to Italian laws and regulations. Accordingly, holders

of Securities
are notified that, to the extent
such holders
 are located or resident in Italy, the
Tender Offer is
not available to them and they may not tender
Securities
 in the
Tender Offer and, as such, any tender
received from such persons shall be ineffective and void, and neither this press release, the Offer to Purchase,
nor any other documents or materials relating to the
Tender Offer
 may be distributed or made available in Italy.
United Kingdom
The communication of this
 press release, the
 Offer to Purchase and any other documents or materials relating to the Tender Offer is not being made and such documents and/or materials have not been approved by an authorized person for the purposes of section 21 of the Financial Services and Markets Act 2000. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") or persons who are within Article 43 of the Order or any other persons to whom it may otherwise lawfully be made under the Order.
Other
The Tender Offer is subject to further offer and distribution restrictions in, amongst other countries, Belgium and France, as more fully set out in the Offer to Purchase. The distribution of this announcement and the Offer to Purchase
 in those jurisdictions is restricted by the laws of such jurisdictions.

Securities Subject to the Tender Offer

Code	Issuer	Outstanding Principal Amount	Title Of Securities	Earliest Redemption Date	Tender Offer Consideration per $1,000 Principal Amount	Early Tender Payment per $1,000 Principal Amount	Total Consideration per $1,000 Principal Amount
ISIN : GB0007547507	Royal Bank of Scotland Group plc	$350,000,000	Undated Floating Rate Primary Capital Notes issued December 1985 (the "RBSG Capital Notes")	December 13, 1990	$350	$50	$400
ISIN : GB0006267073	National Westminster Bank plc	$500,000,000	Primary Capital Floating Rate Notes, (Series "A") issued July 1985 (the "NatWest Series A Capital Notes")	July 11, 1990	$350	$50	$400
ISIN : GB0006267180	National Westminster Bank plc	$500,000,000	Primary Capital Floating Rate Notes, (Series "B") issued July 1985 (the "NatWest Series B Capital Notes")	August 24, 1990	$350	$50	$400
ISIN : LU0001547172 CUSIP: 638539A*7	National Westminster Bank plc	$500,000,000	Primary Capital Floating Rate Notes, (Series "C") issued November 1985 (the "NatWest Series C Capital Notes")	November 30, 1990	$350	$50	$400
Code	Issuer	Outstanding Principal Amount	Title Of Securities	Earliest Redemption Date	Tender Offer Consideration per $1,000 Principal Amount	Early Tender Payment per $1,000 Principal Amount	Total Consideration per $1,000 Principal Amount
ISIN : XS0323865047/ US780097AS09 CUSIP : 6768DOCB4/ 780097AS0	Royal Bank of Scotland Group plc	$1,600,000,000	6.990% Fixed Rate/Floating Rate Preferred Capital Securities issued September 2007 (the "2007 RBSG Capital Securities")	October 5, 2017	$390	$50	$440
ISIN : US780097AH44 CUSIP : 780097AH4	Royal Bank of Scotland Group plc	$1,200,000,000	7.648% Dollar Perpetual Regulatory Tier One Securities, Series I issued August 2001 (the "2001 RBSG Capital Securities")	September 30, 2031	$400	$50	$450
ISIN : GB0007547507	Royal Bank of Scotland Group plc	$350,000,000	Undated Floating Rate Primary Capital Notes issued December 1985 (the "RBSG Capital Notes")	December 13, 1990	$350	$50	$400
ISIN : US749274AA41 CUSIP : 749274AA4	RBS Capital Trust I	$850,000,000	4.709% Non ߛCumulative Trust Preferred Securities issued May 2003 (the "RBS Capital Trust I TPSs")	July 1, 2013	$350	$50	$400
ISIN : US74927PAA75 CUSIP : 74927PAA7	RBS Capital Trust II	$650,000,000	6.425% Non ߛCumulative Trust Preferred Securities issued December 2003 (the "RBS Capital Trust II TPSs")	January 3, 2034	$380	$50	$430
ISIN : US74927QAA58 CUSIP : 74927QAA5	RBS Capital Trust III	$950,000,000	5.512% Non ߛCumulative Trust Preferred Securities issued August 2004 (the "RBS Capital Trust III TPSs")	September 30, 2014	$350	$50	$400
ISIN : US74927FAA93 CUSIP : 74927FAA9	RBS Capital Trust IV	$1,000,000,000	Floating Rate Non ߛCumulative Trust Preferred Securities issued August 2004 (the "RBS Capital Trust IV TPSs")	September 30, 2014	$300	$50	$350
ISIN : GB0006267073	National Westminster Bank plc	$500,000,000	Primary Capital Floating Rate Notes, (Series "A") issued July 1985 (the "NatWest Series A Capital Notes")	July 11, 1990	$350	$50	$400
ISIN : GB0006267180	National Westminster Bank plc	$500,000,000	Primary Capital Floating Rate Notes, (Series "B") issued July 1985 (the "NatWest Series B Capital Notes")	August 24, 1990	$350	$50	$400
ISIN : LU0001547172 CUSIP: 638539A*7	National Westminster Bank plc	$500,000,000	Primary Capital Floating Rate Notes, (Series "C") issued November 1985 (the "NatWest Series C Capital Notes")	November 30, 1990	$350	$50	$400

Exhibit No. 13

Form TR-1 with annex.
 FSA Version 2.1 updated April 2007

For filings with the FSA include the annex For filings with issuer exclude the annex

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	The Royal Bank of Scotland Group PLC
2. Reason for notification (yes/no)
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An event changing the breakdown of voting rights
Other (please specify):______________
3. Full name of person(s) subject to notification obligation:	The Commissioners of Her Majesty's Treasury
4. Full name of shareholder(s) (if different from 3) :	The Solicitor for the Affairs of Her Majesty's Treasury
5. Date of transaction (and date on which the threshold is crossed or reached if different):	1 4 April 2009
6. Date on which issuer notified:	14 April 2009
7. Threshold(s) that is/are crossed or reached:	70%

8: Notified Details
A: Voting rights attached to shares
Class/type of shares If possible use ISIN code	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of shares	Number of voting rights	Number of shares	Number of voting rights		Percentage of voting rights
				Direct	I ndirec t	Direct	I ndirect
GB0007547838	22,853,798,818	22,853,798,818	39,644,835,194	39,644,835,194		70.33%

B: Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/ converted)	Percentage of voting rights

Total (A+B)
Number of voting rights	Percentage of voting rights
39,644,835,194	70.33%

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:

UK Financial Investments Limited, a company wholly-owned by Her Majesty's Treasury, is entitled to exercise control over the voting rights which are the subject of this notification (pursuant to certain management arrangements agreed with Her Majesty's Treasury)

Proxy Voting:
10. Name of proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:	The Solicitor for the Affairs of Her Majesty's Treasury is acting as nominee for Her Majesty's Treasury
14 Contact name:	Stephen Parker
15. Contact telephone name:	020 7270 5666

For notes on how to complete form TR
-1 please see the FSA website.

Exhibit No. 14

NOT FOR RELEASE PUBLICATION OR DISTRIBUTION, DIRECTL
Y OR INDIRECTLY, IN OR INTO
CANADA, AUSTRALIA, JAPAN OR SOUTH AFRICA
Redemption
 of RBS
Preference
 Shares
The Royal Bank of Scotland Group plc
 ("
RBSG
")
 announces

that
 it has
 redeemed
and cancelled
all of
 the 5,000,000 Non-cumulative Sterling Preference Shares of £1.00 each, Series 2, ISIN: GB00B3F6NM66
 (the "
Preference Shares
")
.

The listing of the Preference Shares
on the Official List
of the UK Listing Authorit
y
and admission of such securities to trading on the
 regulated market
 of the
 London Stock Exchange
 plc
 has been cancelled with effect from
8 a.m. today
.
Contacts:
David O'Loan

Head of Group Capital Management

The Royal Bank of Scotland Group plc

5th Floor

280 Bishopsgate

London EC2M 4RB
Tel: 020 7085 4925
Fax: 020 7293 9966

This document is not a
p
rospectus but an advertisement and investors should not subscribe for any securities referred to in this document except on the basis of the information contained in the Prospectus.
These materials are not for distribution, directly or indirectly in, or into Australia, Canada, Japan or South Africa. This document does not constitute an offer to sell, or a solicitation of an offer to subscribe for, the securities being issued in connection with the p
lacing and
o
pen
o
ffer, in any jurisdiction in which such offer or solicitation is unlawful.
The securities mentioned herein (the "
Securities
") have not been, and will not be, registered under the United States Securities Act of 1933 (the "
Securities Act
") and may not be offered or sold in the United States absent registration or an exemption from the registration requirements of the Securities Act. There will be no public offer of the Securities in the United States.

Exhibit No. 15

  FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of
t
he City Code on Takeovers and Mergers)

1.

KEY
 INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group p lc
Company dealt in	Northern Petroleum Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0. 0 5
Date of dealing	20 April 200 9

2.
    INTERESTS, SHORT POSITIONS
AND
 RIGHTS TO SUBSCRIBE

(a)

Interest
s
 and short positions

(following dealing) in the class of relevant security dealt in
(Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	5,56 2 ,000	7 . 8 200%	0	0.0%
(2) D erivatives (other than options)	0	0.0%	0	0.0%
(3) Options and agreements to purchase/sell	0	0.0%	0	0.0%
Total	5,56 2 ,000	7 . 8 200%	0	0.0%

(b)

Interest
s
 and short positions

in relevant securities of the company, other than the
c
lass
dealt in

(Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	0	0.0%	0	0.0%
(2) D erivatives (other than options)	0	0.0%	0	0.0%
(3) Options and agreements to purchase/sell	0	0.0%	0	0.0%
Total	0	0.0%	0	0.0%

(c)

R
ights to subscribe

(Note 3)

Class of relevant security :	Details

3.
    DEALINGS
(Note 4)

(a)

Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	40,000	1.2400 GBP

(b)

Derivatives transactions (other than options)

Pr oduct name , e.g. CFD	Long/short (Note 6 )	Number of securities (Note 7)	Price per unit (Note 5)

(c)
    O
ptions transactions in respect of existing securities

(i)

Writing, selling, purchasing or varying

Product name , e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type , e.g. American, European etc.	Expiry d ate	Option money paid/received per unit (Note 5)

(ii)

Exercising

Product name , e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)

Other dealings (including new securities)

(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4.

O
THER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or
 future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached?
(Note 9)

~~YES~~

/
NO

Date of disclosure	2 1 April 200 9
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10 )

Notes
:
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

Exhibit No.16

  FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of
t
he City Code on Takeovers and Mergers)

1.

KEY
 INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group p lc
Company dealt in	Northern Petroleum Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0. 0 5
Date of dealing	2 1 April 200 9

2.
    INTERESTS, SHORT POSITIONS
AND
 RIGHTS TO SUBSCRIBE

(a)

Interest
s
 and short positions

(following dealing) in the class of relevant security dealt in
(Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	5,5 07 , 353	7 . 7413%	0	0.0%
(2) D erivatives (other than options)	0	0.0%	0	0.0%
(3) Options and agreements to purchase/sell	0	0.0%	0	0.0%
Total	5,507,353	7.7413%	0	0.0%

(b)

Interest
s
 and short positions

in relevant securities of the company, other than the
c
lass
dealt in

(Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	0	0.0%	0	0.0%
(2) D erivatives (other than options)	0	0.0%	0	0.0%
(3) Options and agreements to purchase/sell	0	0.0%	0	0.0%
Total	0	0.0%	0	0.0%

(c)

R
ights to subscribe

(Note 3)

Class of relevant security :	Details

3.
    DEALINGS
(Note 4)

(a)

Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	54 , 647	1. 1912 GBP

(b)

Derivatives transactions (other than options)

Pr oduct name , e.g. CFD	Long/short (Note 6 )	Number of securities (Note 7)	Price per unit (Note 5)

(c)
    O
ptions transactions in respect of existing securities

(i)

Writing, selling, purchasing or varying

Product name , e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type , e.g. American, European etc.	Expiry d ate	Option money paid/received per unit (Note 5)

(ii)

Exercising

Product name , e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)

Other dealings (including new securities)

(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4.

O
THER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or
 future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached?
(Note 9)

~~YES~~

/
NO

Date of disclosure	2 2 April 200 9
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10 )

Notes
:
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

Exhibit No.17

THE ROYAL BANK OF SCOTLAND GROUP plc
DIVIDEND ON 11 PER CENT AND 5.5 PER CENT CUMULATIVE PREFERENCE SHARES FO
R THE HALF YEAR TO 31 MARCH 2009

The Directors have declared a half-yearly dividend on the 11 per cent and the 5.5 per cent cumulative preference shares. The dividend will be paid on
29
 May 200
9
 at the rate of 5.5 per cent and 2.75 per cent, respectively and will be paid to those preference shareholders on the Register at the close of business on
1
 May 200
9 at a total cost of £38,500
.

2
2
 April 200
9

End

Exhibit No.18

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION TO ANY PERSON LOCATED OR RESIDENT IN THE REPUBLIC OF ITALY
(SEE "OFFER RESTRICTIONS" BELOW)

April
24
, 2009

RBS FINANCING
LIMITED

ANNOUNCES RESULTS OF ITS TENDER OFFER
RBS Financing
Limited
 ("RBSF")
, a
subsidiary of t
he Roy
al Bank of Scotland Group plc (
"
RBSG
"
 and, together with its subsidiaries, the "Group"
)
,
announced
today the results

of its
tender offer
(the "Tender Offer")
for any and all of the outstanding securities
of ten different series issued by
RBSG
 and certain of its affiliates
. The
Tender Offer
 consisted
 of a separate offer for each series of securities listed
in the table at the end of this release
 (the "Securities")
.

RBSF

conducted
 the
Tender Offer
 in accordance with an Offer to Purchase and
, with respect to Securities held through the Depositary Trust Corporation ("DTC"), accompanying Letter of Transmittal
,
 each dated March
26
, 2009. Each offer
 made as part of the Tender Offer
 expire
d
 at 11:59

p.m.
, New York City time, on April
22
, 2009, (the "Expiration Time").
Results of
 the Tender Offer

According to information provided by Global Bondholder Services Corporation and
Lucid Issuer Services
Limited
, who
serve
 as information agents with respect to the Tender Offer, as of the Expiration Time
,
an aggregate of
approximately
$4.1

billion principal amount of
Securities
 were validly tendered
.
This
is expected to
 result in an aggregate purchase price for the
tendered Securities
 of approximately $
1.7
 billion, to be paid on the expected settlement date of April
27
, 2009. The table
at the end of this release
 sets forth in detail the amount of
Securities
 of each series validly tendered as of
the Expiration Time
.
Holders of Securities who validly tendered Securities prior to
5:00 p.m., New York City time, on
April 8
, 2009 (the "Early Tender
Time
") will receive
consideration

for such Securities
equal to the
previously announced

Total Consideration
 per $1,000 of principal amount of
S
ecurities tendered for the relevant series
plus, in each case, accrued and unpaid interest from (and including) the immediately preceding interest payment date for such
S
ecurities to (but excluding) the settlement date
.
Holders of
Securities
 that validly tendered
Securities
 after
the
 Early Tender
Time
 and prior to the Expiration
Time
 will receive
only
the previously announced Tender Offer Consideration
per $1,000 of principal amount of
S
ecurities tendered for the relevant series plus, in each case, accrued and unpaid interest from (and including) the immediately preceding interest payment date for such
S
ecurities to (but excluding) the settlement date
.
Securities that
were
 not successfully tendered for purchase pursuant to the
Tender Offer
 at or prior to the Expiration Time
 will remain outstanding
 following the Tender Offer
.
General Information Regarding the Tender Offer
RBS Securities Inc. (formerly
 Greenwich Capital Markets, Inc.)
acted
 as
Arranger,
Joint Dealer Manager
 and
Global Coordinator

for the Tender Offer
.
UBS Securities LLC
acted
 as
Joint Dealer Manager and Global Coordinator
for the Tender Offer
.

Global
Bondholder Services Corporation
served
as information agent with respect to those of the
S
ecurities that are represented by a global certificate that is registered in the name of DTC and, with respect to the 2007 RBSG Capital Securities (as defined in the table at the end of this release), the entire issue, including the portion of such issue that is held through Euroclear and/or Clearstream
.
Lucid Issuer Services
Limited

acted
 as information agent with respect to those of the
S
ecurities that are held through Euroclear and/or Clearstream
 (but excluding the 2007 RBSG Capital Securities).

Persons with questions regarding the Tender Offer should contact the designated
parties
 at
RBS Securities
 Inc.
or

UBS Securities LLC
listed below
:

RBS Securities Inc. 600 Steamboat Road Greenwich, CT 06830 USA Telephone: +1 (877) 297-9832 (U.S. Toll-free) +1 (203) 618 6145 (Collect) Attention: Liability Management Michael Saron	UBS Securities LLC 677 Washington Boulevard Stamford, CT 06901-3707 USA Telephone: +1 (888) 719 4210 (U.S. Toll-free) +1 (203) 719 4210 (Collect) Attention: Liability Management Group Hu Yang

RBSF
 also retained HSBC Securities
 (USA) Inc. to act as Global Co
ordinator in connection with the Tender Offer
.

Any requests for copies of
the
 Offer to Purchase or related documents may be directed to Global Bondholder Services Corporation or
Lucid Issuer Services
Limited
, as applicable:

DTC Information Agent	Euroclear and Clearstream Securities Information Agent
Global Bondholder Services Corporation 65 Broadway New York, NY 10006 USA Toll-free: +1 (866) 470-4200 Banks and Brokers: +1 (212) 430-3774 Facsimile: +1 (212) 430-3775	Lucid Issuer Services Limited 436 Essex Road London N1 3QP United Kingdom Telephone: +44 20 7704 0880 Fax: +44 20 7067 9098

About RBSG
RBSG is the holding company of a large global banking and financial services group. Headquartered in Edinburgh, RBSG operates in the United Kingdom, the United States and internationally through its two principal subsidiaries, the Royal Bank of Scotland plc ("RBS")
and National Westminster Bank ("NatWest"). Both RBS and NatWest are major UK clearing banks whose origins go back over 275 years. In the United States, RBSG's subsidiary Citizens Financial Group Inc. is a large commercial banking organi
z
ation. RBSG has a large and diversified customer base and provides a wide range of products and services to personal, commercial and large corporate and institutional customers in over 50 countries.
Disclaimer
 and Tender Offer Restrictions
This press release must be read in conjunction with the Offer to Purchase and accompanying Letter of Transmittal.

No offer to purchase any securities is being made pursuant to this press release.
The distribution of this press release, the Offer to Purchase and the Letter of Transmittal in certain jurisdictions may be restricted by law. Persons into whose possession this press release and/or the Offer to Purchase and accompanying Letter of Transmittal comes are required to inform themselves about, and to observe, any such restrictions.
This press release is not being
made, directly or indirectly, in the Republic of Italy (Italy). The
Tender Offer and the

Offer to Purchase
 were not
 submitted to the clearance procedure of the
Commissione Nazionale per le Società e la Borsa
(CONSOB) pursuant to Italian laws and regulations. Accordingly, holders

of Securities
are notified that, to the extent
such holders
 are located or resident in Italy, the
Tender Offer
was

not available to them and they
were not permitted to
 tender
Securities
 in the
Tender Offer and, as such, any tender
received from such persons shall be ineffective and void, and neither this press release, the Offer to Purchase,
nor any other documents or materials relating to the
Tender Offer
 may be distributed or made available in Italy.

Results of
 the Tender Offer

Code	Issuer	Title Of Securities	Earliest Redemption Date	Outstanding Principal Amount as of March 26, 2009	Aggregate Principal Amount Tendered as of the Expiration Time
ISIN : XS0323865047/ US780097AS09 CUSIP : 6768DOCB4/ 780097AS0	Royal Bank of Scotland Group plc	6.990% Fixed Rate/Floating Rate Preferred Capital Securities issued September 2007 (the “2007 RBSG Capital Securities”)	October 5, 2017	$1,600,000,000	$1,036,295,000
ISIN : US780097AH44 CUSIP : 780097AH4	Royal Bank of Scotland Group plc	7.648% Dollar Perpetual Regulatory Tier One Securities, Series I issued August 2001 (the “2001 RBSG Capital Securities”)	September 30, 2031	$1,200,000,000	$438,254,000
ISIN : GB0007547507	Royal Bank of Scotland Group plc	Undated Floating Rate Primary Capital Notes issued December 1985 (the “RBSG Capital Notes”)	December 13, 1990	$350,000,000	$186,700,000
ISIN : US749274AA41 CUSIP : 749274AA4	RBS Capital Trust I	4.709% Non‑Cumulative Trust Preferred Securities issued May 2003 (the “RBS Capital Trust I TPSs”)	July 1, 2013	$850,000,000	$528,074,000
ISIN : US74927PAA75 CUSIP : 74927PAA7	RBS Capital Trust II	6.425% Non‑Cumulative Trust Preferred Securities issued December 2003 (the “RBS Capital Trust II TPSs”)	January 3, 2034	$650,000,000	$256,427,000
ISIN : US74927QAA58 CUSIP : 74927QAA5	RBS Capital Trust III	5.512% Non‑Cumulative Trust Preferred Securities issued August 2004 (the “RBS Capital Trust III TPSs”)	September 30, 2014	$950,000,000	$593,473,000
ISIN : US74927FAA93 CUSIP : 74927FAA9	RBS Capital Trust IV	Floating Rate Non‑Cumulative Trust Preferred Securities issued August 2004 (the “RBS Capital Trust IV TPSs”)	September 30, 2014	$1,000,000,000	$529,799,000
ISIN : GB0006267073	National Westminster Bank plc	Primary Capital Floating Rate Notes, (Series “A”) issued July 1985 (the “NatWest Series A Capital Notes”)	July 11, 1990	$500,000,000	$168,300,000
ISIN : GB0006267180	National Westminster Bank plc	Primary Capital Floating Rate Notes, (Series “B”) issued July 1985 (the “NatWest Series B Capital Notes”)	August 24, 1990	$500,000,000	$206,960,000
ISIN : LU0001547172 CUSIP: 638539A*7	National Westminster Bank plc	Primary Capital Floating Rate Notes, (Series “C”) issued November 1985 (the “NatWest Series C Capital Notes”)	November 30, 1990	$500,000,000	$188,360,000

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 30 April 2009

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ A N Taylor

Name: Title:	A N Taylor Head of Group Secretariat